Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2024 Q3

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our multi-year dividend growth program). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in or implied by the forward-looking statements.

The assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2023 annual Management’s discussion and analysis (MD&A). Those descriptions are incorporated by reference in this cautionary statement. Updates to the assumptions on which our 2024 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in this MD&A.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters. We operate in a number of highly regulated industries and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and practices of elected officials and regulatory decisions, reviews and government activity may have strategic, operational and/or financial implications (including on revenue and free cash flow).

Risks and uncertainties include:

o	potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A.

o	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and

o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

•	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). TELUS Digital Experience, TELUS Health and TELUS Agriculture & Consumer Goods face intense competition in different markets.

•	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o	a declining overall market for TV services;

o	disruptive technologies, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;

o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;

o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;

o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;

o	supplier limitations and concentration and market power for products such as network equipment, TELUS TV and mobile handsets;

o	our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire;

o	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and

o	our deployment of self-learning tools and automation, which may change the way we interact with customers.

•	Security and data protection. Our ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and recovering business operations. A successful attack may impede the operations of our network or lead to the unauthorized interception, destruction, use or dissemination of customer, team member or business information.

•	Generative AI (GenAI). GenAI exposes us to numerous risks including risks related to the responsible use of AI, data privacy and cybersecurity, and the possibility that our use of AI may produce inaccurate or inappropriate content or create negative perceptions among companies and regulators that could affect demand for our services.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

•	Climate and the environment. Natural disasters, pandemics, disruptive events and climate change may impact our operations, customer satisfaction and team member experience.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions in our operations.

•	Operational performance and business combination. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share and realizing benefits, and integration efforts may divert resources from other priorities. Risks include:

o	our reliance on third-party cloud-based computing services to deliver our IT services; and

o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

•	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages;

o	technical disruptions and infrastructure breakdowns;

o	delays and rising costs, including as a result of government restrictions or trade actions; and

o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. There may be greater physical and mental health challenges faced by team members (and their families) as a result of the pandemic and its aftermath, and the effect of other significant change initiatives at the organization may result in the loss of key team members through short-term and long-term disability.

•	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.

•	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.

•	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o	our ability to use equity as consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares and TELUS International (Cda) Inc. subordinate voting shares;

o	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and

o	lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2025 or renewed.

Factors that may affect TELUS Digital’s financial performance are described in TELUS International (Cda) Inc. public filings available on SEDAR+ and EDGAR. TELUS Digital may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to meet these targets could affect TELUS’ ability to achieve targets for the organization as a whole and could result in a decline in the trading price of the TELUS International (Cda) Inc. subordinate voting shares or the TELUS Common Shares or both.

•	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements applying to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

•	The economy. Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans.

•	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact. Risks include:

o	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and

o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Management’s discussion and analysis (MD&A)

November 8, 2024

Contents

Section		Page	Subsection
1.	Introduction	6	1.1 Preparation of the MD&A
		6	1.2 The environment in which we operate
		7	1.3 Consolidated highlights
2.	Core business and strategy	10
3.	Corporate priorities for 2024	10
4.	Capabilities	12	4.1 Principal markets addressed and competition
		12	4.2 Operational resources
		13	4.3 Liquidity and capital resources
		15	4.4 Changes in internal control over financial reporting
5.	Discussion of operations	15	5.1 General
		16	5.2 Summary of consolidated quarterly results and trends
		17	5.3 Consolidated operations
		21	5.4 TELUS technology solutions segment
		27	5.5 TELUS digital experience segment
6.	Changes in financial position	31
7.	Liquidity and capital resources	32	7.1 Overview
		33	7.2 Cash provided by operating activities
		34	7.3 Cash used by investing activities
		36	7.4 Cash provided (used) by financing activities
		37	7.5 Liquidity and capital resource measures
		38	7.6 Credit facilities
		39	7.7 Short-term borrowings
		40	7.8 Credit ratings
		40	7.9 Financial instruments, commitments and contingent liabilities
		40	7.10 Outstanding share information
		41	7.11 Transactions between related parties
8.	Accounting matters	41	8.1 Critical accounting estimates and judgments
		41	8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	42	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management	47
11.	Definitions and reconciliations	47	11.1 Non-GAAP and other specified financial measures
		54	11.2 Operating indicators

© 2024 TELUS Corporation. All rights reserved. The symbols ™ and ® indicate trademarks owned by TELUS Corporation or its subsidiaries used under license. All other trademarks are the property of their respective owners.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

1.	Introduction

The forward-looking statements in this section, including, for example, estimates regarding economic growth, inflation, unemployment, housing starts and immigration, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the three-month period and nine-month periods ended September 30, 2024, and should be read together with our September 30, 2024 condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian GAAP. In this MD&A, the term IFRS refers to these standards. In our discussion, we also use certain non-GAAP and other specified financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures, as required by National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our Annual Information Form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR+ (sedarplus.com). Our information filed with or furnished to the Securities and Exchange Commission in the United States, including Form 40-F, is available on EDGAR (sec.gov). Additional information about our TELUS International (Cda) Inc. (d.b.a. TELUS Digital Experience) subsidiary, including discussion of its business and results, can be found in its public filings available on SEDAR+ and EDGAR; the legal name of the company remains TELUS International (Cda) Inc.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on November 8, 2024.

In this MD&A, unless otherwise indicated, results for the third quarter of 2024 (three-month period ended September 30, 2024) and the nine-month period ended September 30, 2024 are compared with results for the third quarter of 2023 (three-month period ended September 30, 2023) and the nine-month period ended September 30, 2023.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect both TELUS and our customers, and the competitive nature of our business operations.

TELUS technology solutions (TTech) segment

Across TTech, we are leveraging our leading technology and social purpose to enable remarkable human outcomes. Our long-standing commitment to put our customers first fuels every aspect of our business across the full range of our solutions spanning mobile, data, IP, voice, TV, entertainment, video and security, delivered over our reliable, expansive, award-winning networks. Leveraging data analytics and artificial intelligence (AI) to enhance our services has made us a distinct leader in customer service excellence and loyalty, reducing already-low customer churn, and is demonstrating our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that matter most. The healthcare industry continues to move toward the digitization of everyday functions across the healthcare ecosystem. We are helping Canadians and others live healthier lives by leveraging technology and data insights that enable access to health information and deliver improved health outcomes with solutions such as employer-focused healthcare. We are also implementing innovative technology solutions to help feed the world, putting data to work for customers in the agriculture, food and consumer goods sectors. This efficient and effective collaboration helps ensure the quality and safety of food and consumer goods.

TELUS digital experience segment (TELUS Digital) (formerly the digitally-led customer experiences – TELUS International (DLCX) segment)

Technology is transforming the way businesses interact with their customers at an accelerating pace and scale. This transformation is making customer experience (CX) and digital experience critically important competitive differentiators across a wide range of industries and sectors. TELUS Digital clients and their customers have access to more information and more choices than ever before, and their expectations about brand experiences and the speed at which companies must process and respond to customer interactions are changing rapidly. Customers value a consistent and personalized experience across every channel when interacting with the companies that serve them. Businesses face pressure to engage with their customers across digital and human channels, and seek to do so by combining technology with an authentic human experience that demonstrates a genuine commitment to customer satisfaction. Clients need to move at the speed of the customer, which means rapid response and fast resolution with low customer effort, powered by next-generation technology. The opportunities that AI presents for augmenting and enhancing CX are far-reaching.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Economic estimates

Our estimates regarding our economic and operational environment, including economic growth, inflation, unemployment, housing starts and immigration, serve as important inputs for the assumptions on which our targets are based. The extent of the impact these estimates will have on us, and the timing of that impact, will depend upon the actual future outcomes in specific sectors of the Canadian economy.

	Economic growth			Inflation			Unemployment			Housing starts			Immigration
	(percentage points)			(percentage points)			(percentage points)			(thousands of units)			(thousands)
	Estimated gross domestic product (GDP) growth rates		Our estimated GDP growth rates[1]	Estimated inflation rates		Our estimated annual inflation rates[1]	Unemployment rates		Our estimated annual unemployment rates[1]	Seasonally adjusted annual rate of housing starts[2]		Our estimated annual rate of housing starts on an unadjusted basis[1]	Overall planned permanent resident admissions[3]
							For the month of			For the month of
							Sept.	Sept.		Sept.	Sept.
	2024		2024	2024		2024	2024[4]	2023[4]	2024	2024	2023	2024	2024
Canada	1.2	[5]	1.1	2.5	[5]	2.6	6.5	5.5	6.4	224	270	248	485
B.C.	1.0	[6]	0.9	2.7	[6]	2.6	6.0	5.4	5.7	44	40	48	n/a
Alberta	3.3	[6]	1.8	3.0	[6]	3.0	7.5	5.7	6.8	47	49	44	n/a
Ontario	0.3	[6]	1.0	2.6	[6]	2.5	6.9	6.0	6.9	65	104	81	n/a
Quebec	0.6	[6]	0.9	2.8	[6]	2.7	5.5	4.4	5.4	40	53	47	n/a

n/a – not applicable
1	Assumptions are as of September 13, 2024 and are based on a composite of estimates from Canadian banks and other sources.
2	Source: Statistics Canada. Table 34-10-0158-01 Canada Mortgage and Housing Corporation, housing starts, all areas, Canada and provinces, seasonally adjusted at annual rates, monthly (x 1,000).
3	Source: canada.ca/en/immigration-refugees-citizenship/news/notices/supplementary-immigration-levels-2024-2026.html. Excludes non-permanent residents of Canada.
4	Source: Statistics Canada Labour Force Survey, September 2024 and September 2023, respectively.
5	Source: Bank of Canada Monetary Policy Report, October 2024.
6	Source: British Columbia Ministry of Finance, First Quarterly Report, September 2024; Alberta Ministry of Treasury Board and Finance, 2024 – 25 First Quarter Fiscal Update and Economic Statement, August 2024; Ontario Ministry of Finance, 2024 Budget: Building a Better Ontario, March 26, 2024; and Ministère des Finances du Québec, Budget 2024 – 2025, March 2024, respectively.

1.3 Consolidated highlights

Long-term debt issue

On August 8, 2024, we announced an offering of $700 million of senior unsecured 4.65% Notes, Series CAQ. The notes were issued on August 13, 2024, and will mature on August 13, 2031. The net proceeds from this offering were used for the repayment of outstanding indebtedness, including the repayment of commercial paper and the reduction of cash amounts outstanding under an arm’s length securitization trust, and for other general corporate purposes.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Consolidated highlights

	Three-month periods ended September 30				Nine-month periods ended September 30
($ millions, except footnotes and unless noted otherwise)	2024	2023	Change		2024	2023	Change
Consolidated statements of income
Operating revenues and other income	5,099	5,008	1.8%		15,005	14,918	0.6%
Operating income	788	517	52.4%		2,045	1,698	20.4%
Income before income taxes	309	165	87.3%		790	703	12.4%
Net income	257	137	87.6%		618	557	11.0%
Net income attributable to Common Shares	280	136	n/m		635	553	14.8%
Adjusted Net income[1]	413	373	10.7%		1,169	1,032	13.3%

Earnings per share (EPS) ($)
Basic EPS	0.19	0.09	n/m		0.43	0.38	13.2%
Adjusted basic EPS[1]	0.28	0.25	12.0%		0.79	0.71	11.3%
Diluted EPS	0.19	0.09	n/m		0.43	0.38	13.2%
Dividends declared per Common Share ($)	0.3891	0.3636	7.0%		1.1543	1.0783	7.0%

Basic weighted-average Common Shares outstanding (millions)	1,492	1,454	2.6%		1,483	1,447	2.5%
Consolidated statements of cash flows
Cash provided by operating activities	1,432	1,307	9.6%		3,770	3,185	18.4%

Cash used by investing activities	(782)	(791)	(1.1)%		(3,029)	(4,032)	(24.9)%
Acquisitions	(91)	(11)	n/m		(258)	(1,273)	(79.7)%
Capital expenditures[2]	(668)	(769)	(13.1)%		(2,084)	(2,289)	(9.0)%

Cash provided (used) by financing activities	(763)	39	n/m		(791)	1,077	n/m
Other highlights
Telecom subscriber connections[3] (thousands)					19,847	18,652	6.4%
Earnings before interest, income taxes, depreciation and amortization[1] (EBITDA)	1,756	1,517	15.8%		5,070	4,726	7.3%
EBITDA margin[1] (%)	34.4	30.3	4.1	pts.	33.8	31.7	2.1	pts.
Restructuring and other costs	86	303	(71.6)%		425	577	(26.3)%
Adjusted EBITDA[1]	1,842	1,820	1.3%		5,495	5,302	3.7%
Adjusted EBITDA margin[1] (%)	36.1	36.3	(0.2	) pts.	36.6	35.5	1.1	pts.
Free cash flow[1]	561	355	58.0%		1,435	1,169	22.8%
Net debt to EBITDA – excluding restructuring and other costs[1] (times)					3.83	3.82	0.01

Notations used in MD&A: n/m – not meaningful; pts. – percentage points.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.
2	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
3	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective for the first quarter of 2024, with retrospective application to January 1, 2023, we reduced our mobile phone subscriber base by 283,000 subscribers to remove a subset of our public services customers that are now subject to dynamic pricing auction models. We believe adjusting our base for these low-margin customers provides a more meaningful reflection of the underlying performance of our mobile phone business and our focus on profitable growth. As a result of this change, associated operating statistics (ARPU and churn) have also been adjusted. Effective January 1, 2024, on a prospective basis, we adjusted our TV subscriber base to remove 97,000 subscribers as we have ceased marketing our Pik TV® product.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Operating highlights

•	Consolidated Operating revenues and other income increased by $91 million in the third quarter of 2024 and $87 million in the first nine months of 2024.

Service revenues increased by $22 million in the third quarter of 2024, reflecting: (i) mobile network, residential internet, TV and security subscriber growth; (ii) health services growth; (iii) agriculture and consumer goods services growth; and (iv) growth in managed, unmanaged and other fixed data services. These factors were partly offset by: (i) rate reductions in mobile network, residential internet, and security services; (ii) lower external revenues in TELUS Digital; and (iii) declines in TV and fixed legacy voice services revenues. Service revenues decreased by $10 million in the first nine months of 2024 due to the same negating factors as the third quarter, partly offset by the same lower growth factors as the third quarter.

Equipment revenues increased by $30 million in the third quarter of 2024, largely driven by higher mobile equipment revenues stemming from higher-value smartphones volume in the sales mix. Equipment revenues decreased by $31 million in the first nine months of 2024, primarily driven by lower mobile equipment revenues due to a reduction in contracted volumes and lower fixed business premises equipment sales, partly offset by higher-value smartphones in the sales mix.

Other income increased by $39 million in the third quarter of 2024, largely due to higher gains on real estate projects resulting from our PureFibre build and copper decommissioning program. Other income increased by $128 million in the first nine months of 2024, due to the same factors as the quarter, in addition to higher reversals of business combination-related provisions.

For additional details on Operating revenues and other income, see Section 5.4 TELUS technology solutions segment and Section 5.5 TELUS digital experience segment.

•	Operating income increased by $271 million in the third quarter of 2024 and $347 million in the first nine months of 2024. (See Section 5.3 Consolidated operations for additional details.)

EBITDA increased by $239 million in the third quarter of 2024 and $344 million in the first nine months of 2024. EBITDA includes restructuring and other costs of $86 million in the third quarter of 2024 and $425 million in the first nine months of 2024, and other equity income related to real estate joint ventures.

Adjusted EBITDA, which excludes restructuring and other costs and other equity income related to real estate joint ventures, increased by $22 million in the third quarter of 2024 and $193 million in the first nine months of 2024, reflecting: (i) mobile network, residential internet, TV and security subscriber growth; (ii) broad-based cost reduction efforts, synergies achieved between LifeWorks® and our legacy health business, and an increase in TTech leveraging TELUS Digital, as well as savings in marketing costs; (iii) higher gains on real estate projects and in the first nine months of 2024, higher reversals of business combination-related provisions; (iv) growth in health services margin; (v) higher agriculture and consumer goods margins; and (vi) growth in fixed data services to new and existing business customers. These factors were partly offset by: (i) lower mobile phone ARPU; (ii) lower operational growth in TELUS Digital (excluding other income); (iii) declining TV and fixed legacy voice margins; (iv) lower mobile equipment margins; (v) higher network operations costs; (vi) higher bad debt expense; and (vii) higher costs related to the scaling of our digital capabilities. (See Section 5.3 Consolidated operations for additional details.)

•	Income before income taxes increased by $144 million in the third quarter of 2024 and $87 million in the first nine months of 2024, resulting from higher operating income partly offset by higher Financing costs. The increase in Financing costs largely resulted from the impact of unrealized changes in virtual power purchase agreements forward element and higher interest expense. (See Financing costs in Section 5.3.)

•	Income tax expense increased by $24 million in the third quarter of 2024 and $26 million in the first nine months of 2024. The effective tax rate decreased from 17.2% to 16.8% in the third quarter of 2024, primarily due to lower losses not recognized and withholding and other taxes. In the first nine months of 2024, the effective tax rate increased from 20.8% to 21.8%, largely as a result of lower adjustments recognized in the current period for income taxes of prior periods.

•	Net income attributable to Common Shares increased by $144 million in the third quarter of 2024 and $82 million in the first nine months of 2024, reflecting the after-tax impacts of higher Operating income partly offset by higher Financing costs.

Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, real estate rationalization-related restructuring impairments, other equity income related to real estate joint ventures and unrealized changes in virtual power purchase agreements forward element. Adjusted Net income increased by $40 million in the third quarter of 2024 and $137 million in the first nine months of 2024.

•	Basic EPS increased by $0.10 in the third quarter of 2024 and $0.05 in the first nine months of 2024, reflecting the after-tax impacts of higher Operating income partly offset by higher Financing costs, as well as the effect of a higher number of Common Shares outstanding.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Adjusted basic EPS excludes the effects of restructuring and other costs, income tax-related adjustments, real estate rationalization-related restructuring impairments, other equity income related to real estate joint ventures and unrealized changes in virtual power purchase agreements forward element. Adjusted basic EPS increased by $0.03 in the third quarter of 2024 and $0.08 in the first nine months of 2024.

•	Dividends declared per Common Share were $0.3891 in the third quarter of 2024, an increase of 7.0% from one year earlier. On November 7, 2024, the Board declared a fourth quarter dividend of $0.4023 per share on our issued and outstanding Common Shares, payable on January 2, 2025, to shareholders of record at the close of business on December 11, 2024. The fourth quarter dividend increased by $0.0262 per share or 7.0% from the dividend of $0.3761 per share declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.

•	During the 12-month period ended on September 30, 2024, our total telecom subscriber connections increased by 1,195,000 or 6.4%. This reflected growth of 4.2% in mobile phone subscribers, 21.4% in connected device subscribers, 5.1% in internet subscribers, 6.4% in TV subscribers excluding the first quarter 2024 Pik TV subscriber adjustment, and 7.5% in security subscribers, partly offset by a decline of 3.0% in residential voice subscribers. (See Section 5.4 TELUS technology solutions segment for additional details.)

Liquidity and capital resource highlights

•	Cash provided by operating activities increased by $125 million in the third quarter of 2024 and $585 million in the first nine months of 2024, primarily driven by EBITDA growth, and for the first nine months of 2024, other working capital changes and lower income taxes paid, net of recoveries received. These factors were partially offset by increased restructuring and other costs disbursements, net of expense, and increased interest paid. (See Section 7.2 Cash provided by operating activities.)

•	Cash used by investing activities decreased by $9 million in the third quarter of 2024 largely attributable to lower Cash payments for capital assets, excluding spectrum licences. Cash used by investing activities decreased by $1,003 million in the first nine months of 2024, primarily driven by lower cash payments for business acquisitions and lower cash payments for capital assets, partly offset by greater Cash payments for spectrum licences. Acquisitions decreased by $1,015 million in the first nine months of 2024, mainly reflecting the impact of the WillowTreeTM acquisition in the first quarter of 2023. (See Section 7.3 Cash used by investing activities.)

•	Cash used by financing activities increased by $802 million in the third quarter of 2024 primarily reflecting lower issuances of long-term debt. Cash used by financing activities increased by $1,868 million in the first nine months of 2024, largely attributable to lower issuances of long-term debt, partly offset by increased issuances of short-term borrowings, net and lower redemptions and repayment of long-term debt. (See Section 7.4 Cash provided (used) by financing activities.)

•	Net debt to EBITDA – excluding restructuring and other costs ratio was 3.83 times at September 30, 2024, up from 3.82 times at September 30, 2023. The effect of the increase in net debt levels, primarily due to spectrum acquisitions and business acquisitions, was approximately equal to the effect of growth in EBITDA – excluding restructuring and other costs; net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions. As at September 30, 2024, the acquisition of spectrum licences increased the ratio by approximately 0.56. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•	Free cash flow increased by $206 million in the third quarter of 2024 and $266 million in the first nine months of 2024, reflecting higher EBITDA and lower capital expenditures. These factors were partly offset by increased interest paid, greater lease payments and for the first nine months of 2024, increased restructuring and other costs disbursements, net of expense. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting standards that do not impact cash.

2.	Core business and strategy

Our core business and our strategic imperatives were described in our 2023 annual MD&A.

3.	Corporate priorities for 2024

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2024 corporate priorities.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Elevating our customers, communities and social purpose by honouring our brand promise, Let’s make the future friendly™

•	In August 2024, to support those impacted by the wildfires in Jasper, Alberta, TELUS, our team members, customers and the Foundation have enabled more than $200,000 in cash donations and in-kind contributions. Our assistance included:

•	Distributing adult and youth disaster kits at evacuation centers containing essential items such as emergency blankets, reusable water bottles, charging cables and activities for kids.

•	Rapidly deploying three cell towers on wheels (COWs) to provide wireless connectivity and support emergency communications along a no-coverage section of Highway 16, to an RCMP checkpoint and one within the town of Jasper.

•	Implementing our first ever deployment of a low earth orbit satellite temporary connectivity solution for a cell tower where its fibre connection was destroyed by the fire, thereby allowing access to 9-1-1.

•	Continually refuelling back-up generators to keep communication lines safely up and running after a loss of commercial power.

•	Working closely with the incident command centre and its membership to protect critical network infrastructure.

•	Offering data top-ups and waiving long-distance mobile, home phone, texting and roaming fees for evacuees and those affected.

•	Offering a free community crisis support line for emotional support, accessible 24/7 to all Canadians, provided by TELUS Health.

•	Supplying free counselling sessions through TELUS Health MyCare™.

•	Providing no-cost veterinary technician appointments through TELUS Health MyPet.

•	Partnering with the Red Cross to establish a recovery centre, providing tents, site-wide Wi-Fi connectivity and essential care items for returning evacuees. Additionally, our technicians conducted re-entry checks and prioritized service restoration in a strategic manner.

•	In October 2024, we received our third consecutive Disaster Recovery Institute Canada (DRI) Response and Recovery Award for crisis management during the 2024 Jasper wildfires, demonstrating outstanding business continuity, disaster recovery, and community and customer support despite concurrent challenges.

•	Throughout the first nine months of 2024, we continued to leverage our Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for 1.3 million individuals.

•	During the first nine months of 2024, we welcomed over 6,500 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected close to 62,000 households, resulting in more than 194,000 low-income family members and seniors, persons in need who are living with disabilities, government-assisted refugees and youth leaving foster care with low-cost, high-speed internet service.

•	Our Mobility for Good® program offers free or low-cost smartphones and mobility plans to youth aging out of foster care, low-income seniors and low-income families, across Canada. During the first nine months of 2024, we added 6,500 youth, low-income seniors and families, as well as Indigenous women at risk of or surviving violence, government-assisted refugees and other marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for 59,000 people.

•	Our Health for Good® mobile health clinics facilitated 46,500 patient visits during the first nine months of 2024. Since the program’s inception, we have enabled 246,500 cumulative patient visits in 27 communities across Canada, bringing primary and mental healthcare to individuals experiencing homelessness.

•	In September 2024, we increased our overall commitment to the TELUS Health for Good program to over $16 million through 2027 and launched a new mobile health clinic, bringing primary care and harm reduction services directly to people experiencing homelessness across the B.C. Interior.

•	During the first nine months of 2024, our Tech for Good® program provided access to personalized assessments, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for 2,600 Canadians living with disabilities, helping them improve their independence and quality of life. Since the program’s inception in 2017, we have supported 11,400 individuals in Canada who are living with disabilities through the program and/or the TELUS Wireless Accessibility Discount.

•	During the first nine months of 2024, more than 95,700 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events to improve digital literacy and online safety, bringing total cumulative participation to over 775,500 since the program launched in 2013.

•	Currently, we have 19 TELUS Community Boards, 13 operating in Canada and six international boards. Our Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth thrive. Since 2005, our 19 TELUS Community Boards and TELUS Friendly Future Foundation® (the Foundation) have supported 33.6 million youth in-need in Canada and around the world, by granting $131 million in cash donations to 10,500 initiatives.

•	During the third quarter of 2024, we announced a major milestone in charitable giving in Canada with TELUS’ Community Board program reaching $100 million in donations to local charities across the country since inception in 2005.

•	Working in close partnership with our 13 Canadian TELUS Community Boards, the Foundation provides grants to charities that promote education, health and well-being for youth across the country. Additionally, through the TELUS Student Bursary program, the Foundation provides bursaries for post-secondary students who are facing financial barriers and are committed to making a difference in their communities. During the first nine months of 2024, the Foundation supported over 535,500 youth by granting over $7 million to 500 Canadian registered charities. Since its inception in 2018, the Foundation has provided $54 million in cash donations to our communities, helping 15.7 million youth reach their full potential. For more information about the TELUS Student Bursary program, please visit friendlyfuture.com/bursary.

•	Throughout the third quarter, we continued to engage our global team to volunteer in their communities, with more than 665,000 hours of service recorded so far, and on track to achieve our annual goal of 1.5 million hours for the second consecutive year.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Leveraging TELUS’ world-leading technology to drive superior growth across mobile, home and business services

•	Through Badal, a recently acquired company providing cloud and data analytics services, in July 2024, we announced a collaboration with the University of Ottawa Heart Institute to successfully deploy advancements to the Sayhut app – a secure, privacy-compliant point-of-care smartphone application that helps to reduce diagnostic time for patients who may be experiencing a heart attack due to a blocked artery. The app improves the speed and accuracy of communication between first responders, emergency doctors and interventional cardiologists at regional cardiac centres, enabling real-time review and decision-making.

•	In July 2024, we unveiled the first step in a multi-year strategic partnership with WestJet that will transform the inflight experience for WestJet guests by providing fast and free internet onboard WestJet aircraft, sponsored by TELUS.

•	In August 2024, we announced our membership in the National Institute of Standards and Technology’s U.S. Artificial Intelligence (AI) Safety Institute Consortium to support the development and deployment of trustworthy and safe AI, making us the first and currently only Canadian telecom company to join. Our involvement with the consortium underscores our commitment to responsible AI, ensuring that AI is developed and deployed in a trustworthy, ethical manner that is safe and benefits everyone.

•	In September 2024, we launched SmartEnergy, helping Canadians to manage and control their home energy usage. Through the SmartHome+ app, subscribers can optimize their connected smart devices to save money on their energy bills, support their community power grids by joining energy-saving events, and reduce their environmental footprint through various initiatives, including the planting of a tree each quarter on their behalf.

•	In September 2024, we announced a strategic partnership with Mila - Quebec Artificial Intelligence Institute, to build on both organizations’ efforts to develop AI for the benefit of society. This partnership demonstrates our commitment to bolstering Canada’s technology ecosystem through the development of trustworthy, ethical AI.

Scaling our innovative digital capabilities in TELUS Health and TELUS Agriculture & Consumer Goods to build assets of consequence

TELUS Health

•	In July 2024, we announced a collaboration with Nova Scotia Health to enable residents of Nova Scotia to access their primary care information through the YourHealthNS app. This health data interoperability initiative marks the first large-scale effort in Canada to standardize and connect primary care data and empowers people in Nova Scotia to better manage their health and improve health outcomes.

•	During the quarter, we acquired international digital health and well-being providers, expanding our global footprint in Europe and Asia.

TELUS Agriculture & Consumer Goods

•	The third quarter of 2024 was a notable quarter for bookings growth, leading to a strong increase on a year-to-date basis across all lines of business within TELUS Agriculture & Consumer Goods.

Scaling our innovative digital capabilities in TELUS Digital Experience (TELUS Digital), to build an asset of consequence

•	In July 2024, IDC in collaboration with Foundry’s CIO, selected the single point of contact (SPOC) co-pilot that operates on the Fuel iXTM platform at TELUS, as a recipient of a 2024 CIO of the Year Award for Canada.

•	In July, we launched Fuel EX, an enterprise-safe generative AI (GenAI) employee assistant to support productivity, creativity and research. Fuel EX gives companies a single point of entry for their employees to access an intuitive GenAI interface where they can select from more than 20 large language models from multiple vendors to help them with everyday tasks including knowledge searches, summarization, copywriting, image generation and code writing.

•	In August, we unveiled TELUS Expert Messaging, a GenAI asynchronous messaging solution, part of the My TELUS app, that eliminates wait times associated with traditional phone and live chat queues. This tool lets TELUS customers access human support whenever it is most convenient for them, 24/7, by sending a message from their mobile device and receiving a notification when an expert has responded, often resolving their inquiry in a single message.

•	In September, we were named as a Leader in the Everest Group’s PEAK Matrix for Customer Experience Management (the Americas) for the sixth consecutive year.

•	In September, we completed the global rebrand from TELUS International to TELUS Digital. The new name reflects TELUS Digital’s commitment to providing a digital-first experience across every service it delivers to clients, ensuring a seamless integration of digital, AI-powered and human interactions that optimize customer journeys and employee experiences.

4.	Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 in our 2023 annual MD&A.

4.2 Operational resources

TELUS technology solutions (TTech)

From mid-2013 through September 30, 2024, we invested more than $8.1 billion to acquire wireless spectrum licences in spectrum auctions and other private transactions, including the entire $620 million we remitted in the first nine months of 2024 to Innovation, Science and Economic Development Canada (ISED) in connection with our recently licensed 3800 MHz spectrum. Additionally, in the second quarter of 2024, we completed a transaction to obtain the use of AWS-4 spectrum from the original licensee. These investments have more than doubled our national spectrum holdings in support of our top priority to put customers first.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Mobile data consumption has been increasing rapidly and is expected to continue growing at a fast rate as the industry continues to transition to 5G. We have responded by investing in the coverage, capacity, performance and reliability of our network to ensure we are able to support additional data consumption and growth in our mobile subscriber base in a geographically diverse country, while maintaining the high quality of our network. This includes investments in wireless small cells connected directly to our TELUS PureFibre® technology to improve coverage and capacity utilized in our 5G network.

As at September 30, 2024, our 4G LTE technology covered 99% of Canada’s population, consistent with September 30, 2023. We have continued to invest in the roll-out of our LTE advanced technology, which covered over 95% of Canada’s population at September 30, 2024, consistent with one year earlier. Furthermore, our 5G network covered approximately 87% of Canada’s population at September 30, 2024, up from over 85% at September 30, 2023.

We are continuing to invest in urban and rural communities across B.C., Alberta and Eastern Quebec with commitments to deliver broadband technology capabilities to as many Canadians in these communities as possible, including expanding our PureFibre footprint by connecting more homes and businesses directly to PureFibre. In addition, we have increased broadband internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles. This has resulted in improved churn rates. Our PureFibre technology is also an essential component of our wireless access technology and has enabled our 5G deployment. Our home and business security solutions integrate safety and security monitoring with smart devices.

As at September 30, 2024, more than 3.3 million households and businesses in B.C., Alberta and Eastern Quebec were connected to fibre-optic cable. This is up from more than 3.1 million households and businesses in the third quarter of 2023.

Our core areas of focus in the global healthcare and financial well-being marketplace are: employers (small, medium and large enterprise), payors (insurers, third-party payors and third-party administrators, and public sector), providers (clinics and physicians, pharmacists and allied health professionals) and consumer solutions. We offer a variety of integrated health and well-being products, solutions and services including: employee assistance programs (EAP), internet-based cognitive behavioural therapy (iCBT), absence and disability management, executive, premier and occupational health services, corporate reward, training programs, recognition and perks programs, pension and benefits administration solutions, retirement and financial consulting, virtual care (comprehensive primary care, mental health support, wellness offerings for employees and citizens, pet care), remote patient monitoring and personal emergency response services, medication management (virtual pharmacy, pharmacy management systems), health records management (personal health records, electronic medical records (EMR)), claims management solutions, and curation of health content.

Our agriculture and consumer goods solutions include agronomy record-keeping and recommendations, rebate management services, supplier management, order management, index labelling, compliance management, animal agriculture solutions, food traceability and quality assurance, data management solutions and software solutions for trade promotion management, optimization and analytics (TPx), retail execution, supply chain solutions and analytics capabilities.

TELUS digital experience

Our TELUS Digital segment is dedicated to crafting lasting customer experiences through data, technology and a human-centric approach. We support our clients’ entire customer lifecycle with a portfolio of integrated digital customer experience solutions, including digital information technology (IT) services, such as cloud solutions and AI-fuelled automation, trust and safety services, AI data solutions, including computer vision, and front-end digital design and consulting services.

TELUS Digital has built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of the delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our TELUS Digital teams and ability to seamlessly shift interactions between physical and digital channels enables our TELUS Digital teams to tailor our delivery strategy to clients’ evolving needs.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk. In our definition of financial capital, we include:

•	Common equity (excluding Accumulated other comprehensive income);

•	Non-controlling interests;

•	Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income);

•	Cash and temporary investments;

•	Short-term borrowings (including those arising from securitized trade receivables and unbilled customer finance receivables); and

•	Other long-term debts.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may:

•	Adjust the amount of dividends paid to holders of Common Shares;

•	Purchase Common Shares for cancellation pursuant to normal course issuer bid programs;

•	Issue new shares (including Common Shares and TELUS International (Cda) Inc. subordinate voting shares);

•	Issue new debt, issue new debt to replace existing debt with different characteristics; and/or

•	Increase or decrease the amount of short-term borrowings arising from securitized trade receivables and unbilled customer finance receivables.

We monitor financial capital utilizing a number of measures, including net debt to EBITDA – excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other specified financial measures.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of the Common Shares of TELUS Corporation under our multi-year dividend growth program

•      In May 2022, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2023 through to the end of 2025, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term Common Share dividend payout ratio guideline is 60 to 75% of free cash flow on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2025. (See Caution regarding forward-looking statements – Financing, debt and dividends and Section 10.15 Financing, debt and dividends in our 2023 annual MD&A.)

•      On November 7, 2024, the Board elected to declare a fourth quarter dividend of $0.4023 per share, payable on January 2, 2025, to shareholders of record at the close of business on December 11, 2024. The fourth quarter dividend for 2024 reflects a cumulative increase of $0.0262 per share or 7.0% from the dividend of $0.3761 per share declared one year earlier.

•      Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the DRISP plan. Effective with the dividends paid beginning on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. During the third quarter of 2024, for the dividends paid on July 2, 2024, our DRISP plan trustee acquired from Treasury approximately 10 million dividend reinvestment Common Shares for $193 million.

        For these dividends, the DRISP participation rate, calculated as the DRISP investment of $193 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 34%. For the dividends paid on October 1, 2024, the DRISP participation rate, calculated as the DRISP investment of $190 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 33%.

Use proceeds from securitized receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•      Our issued and outstanding commercial paper was $1.1 billion at September 30, 2024, all of which was denominated in U.S. dollars (US$0.8 billion), compared to $1.0 billion (US$0.8 billion) at December 31, 2023, and $1.4 billion (US$1.0 billion) at September 30, 2023.

•      Net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TELUS International (Cda) Inc. credit facility were US$1.2 billion at September 30, 2024, compared to US$1.4 billion at December 31, 2023, and US$1.4 billion at September 30, 2023. The TELUS International (Cda) Inc. credit facility is non-recourse to TELUS Corporation.

•      Proceeds from securitized trade receivables and unbilled customer finance receivables were $0.9 billion at September 30, 2024 under the new agreement. This is compared to $0.1 billion at both December 31, 2023 and September 30, 2023 under the previous securitization agreement (see Section 7.7). Funding under the 2024 agreement may be provided in either Canadian dollars or U.S. dollars. Foreign currency forward contracts are used to manage currency risk associated from funding denominated in U.S. dollars.

Maintain compliance with financial objectives

•      Maintain investment-grade credit ratings – On November 8, 2024, investment-grade credit ratings from all rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•      Net debt to EBITDA – excluding restructuring and other costs ratio of 2.20 to 2.70 times – As measured at September 30, 2024, this ratio was 3.83 times, outside of the objective range, primarily due to the acquisition of spectrum licences (as spectrum is our largest indefinite life asset) and business acquisitions. Given the cash demands of the 600 MHz auction in 2019, the 3500 MHz auction in 2021, the 3800 MHz auction in 2023 and the upcoming auction for millimetre wave spectrum, the assessment of the guideline and timing of return to the objective range remains to be determined; however, it is our intent to return to a ratio of circa 2.70 times in the medium term (following the spectrum auctions in 2021 and 2023, and the upcoming auction for millimetre wave spectrum), consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

•      Common Share dividend payout ratio of 60 to 75% of free cash flow on a prospective basis – Our objective range is on a prospective basis. The Common Share dividend payout ratio[1] we present in this MD&A is a historical measure utilizing the dividends declared in the most recent four quarters, net of dividend reinvestment plan effects, and free cash flow, and is presented on a retrospective basis for illustrative purposes in evaluating our target guideline. As at September 30, 2024, the ratio was 77%, outside of the objective range. We estimate the ratio will be within the objective range on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.)

•      Generally maintain a minimum of $1 billion in available liquidity – As at September 30, 2024, our available liquidity[1] was approximately $3.2 billion. (See Section 7.6 Credit facilities and Liquidity risk in Section 7.9.)

1 These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

4.4 Changes in internal control over financial reporting

For the three-month and nine-month periods ended September 30, 2024, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.	Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average revenue per subscriber per month (ARPU) growth, products and services trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results, and in particular, Adjusted EBITDA, are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. We have embarked upon the modification of our internal and external reporting processes, systems and internal controls arising from the acquisition and ongoing integration of LifeWorks, and correspondingly we are assessing our segmented reporting structure. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

The TELUS technology solutions (TTech) segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security); healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The TELUS digital experience segment (TELUS Digital), which has the U.S. dollar as its primary functional currency, is comprised of digital customer experience and digital-enablement transformation solutions, including artificial intelligence (AI) and content management, provided by our TELUS International (Cda) Inc. subsidiary.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2024 Q3	2024 Q2	2024 Q1	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2022 Q4
Operating revenues and other income	5,099	4,974	4,932	5,198	5,008	4,946	4,964	5,058
Operating expenses
Goods and services purchased[1]	1,868	1,825	1,810	2,086	1,858	1,790	1,803	2,082
Employee benefits expense[1]	1,475	1,473	1,484	1,407	1,633	1,568	1,540	1,378
Depreciation and amortization	968	994	1,063	1,041	1,000	1,006	1,022	929
Total operating expenses	4,311	4,292	4,357	4,534	4,491	4,364	4,365	4,389
Operating income	788	682	575	664	517	582	599	669
Financing costs	479	382	394	278	352	323	320	322
Income before income taxes	309	300	181	386	165	259	279	347
Income taxes	52	79	41	76	28	63	55	82
Net income	257	221	140	310	137	196	224	265
Net income attributable to Common Shares	280	228	127	288	136	200	217	248
Net income per Common Share:
Basic earnings per share (EPS)	0.19	0.15	0.09	0.20	0.09	0.14	0.15	0.17
Adjusted basic EPS[2]	0.28	0.25	0.26	0.24	0.25	0.19	0.27	0.24
Diluted EPS	0.19	0.15	0.09	0.20	0.09	0.14	0.15	0.17
Dividends declared per Common Share	0.3891	0.3891	0.3761	0.3761	0.3636	0.3636	0.3511	0.3511
Additional information:
EBITDA	1,756	1,676	1,638	1,705	1,517	1,588	1,621	1,598
Restructuring and other costs	86	121	218	140	303	115	159	94
Other equity losses (income) related to real estate joint ventures	—	—	—	2	—	—	(1)	(3)
Adjusted EBITDA	1,842	1,797	1,856	1,847	1,820	1,703	1,779	1,689
Cash provided by operating activities	1,432	1,388	950	1,314	1,307	1,117	761	1,126
Free cash flow	561	478	396	590	355	279	535	323

1	Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.
2	See Section 11.1 Non-GAAP and other specified financial measures.

Trends

For further discussion of trends related to revenues, EBITDA and Adjusted EBITDA, see Section 5.4 TELUS technology solutions segment and Section 5.5 TELUS digital experience segment.

The trend of year-over-year increases in Depreciation and amortization reflects the addition of capital assets acquired in business acquisitions; growth in capital assets in support of the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and 5G technology coverage; and successful internet, TV and security subscriber loading. Investments in our PureFibre technology also support our technology strategy to improve network coverage and capacity, including the ongoing build-out of our 5G network.

The trend of general year-over-year increases in Financing costs reflects greater long-term debt outstanding and increases in effective interest rates attributable to both floating-rate debt and recent fixed-rate issuances, mainly associated with our investments in spectrum and PureFibre technology, as well as business acquisitions. Financing costs are net of capitalized interest related to spectrum licences acquired during the 3500 MHz spectrum auction in 2021 and during the 3800 MHz spectrum auction in 2023. Financing costs also include Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses, varying amounts of interest income and unrealized changes in virtual power purchase agreements forward element, which contributed to income up to the third quarter of 2022 and to losses thereafter.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 TELUS technology solutions segment and Section 5.5 TELUS digital experience segment.

Operating revenues

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2024	2023	Change	2024	2023	Change
Operating revenues
Service	4,410	4,388	0.5%	13,081	13,091	(0.1)%
Equipment	632	602	5.0%	1,727	1,758	(1.8)%
Operating revenues (arising from contracts with customers)	5,042	4,990	1.0%	14,808	14,849	(0.3)%
Other income	57	18	n/m	197	69	n/m
Operating revenues and other income	5,099	5,008	1.8%	15,005	14,918	0.6%

Consolidated Operating revenues and other income increased by $91 million in the third quarter of 2024 and increased by $87 million in the first nine months of 2024.

•	Service revenues increased by $22 million in the third quarter of 2024 largely due to: (i) mobile network, residential internet, TV and security subscriber growth; (ii) growth across multiple lines of business in health services; (iii) higher agriculture and consumer goods service revenues related to business acquisitions and improving organic growth; and (iv) growth in managed, unmanaged and other fixed data services to new and existing business customers. These factors were partly offset by: (i) rate reductions in mobile network, residential internet, and security services; (ii) lower external revenues in TELUS Digital primarily from macroeconomic conditions; and (iii) declines in TV and fixed legacy voice services revenues due to technological substitution. In the first nine months of 2024, Service revenues decreased by $10 million due to the same negating factors as the third quarter, partly offset by the same lower growth factors as the third quarter.

•	Equipment revenues increased by $30 million in the third quarter of 2024, largely driven by higher mobile equipment revenues stemming from higher-value smartphones volume in the sales mix, partly offset by a reduction in mobile contracted volumes and lower fixed business premises equipment sales. Equipment revenues decreased by $31 million in the first nine months of 2024, largely driven by lower mobile equipment revenues due to a reduction in contracted volumes and lower fixed business premises equipment sales, partly offset by higher-value smartphones in the sales mix.

•	Other income increased by $39 million in the third quarter of 2024, largely due to higher gains on real estate projects resulting from our PureFibre build and copper decommissioning program. In the first nine months of 2024, Other income increased by $128 million, due to the same factors as the quarter, in addition to higher reversals of business combination-related provisions.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Operating expenses

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2024	2023	Change	2024	2023	Change
Goods and services purchased	1,868	1,858	0.5%	5,503	5,451	1.0%
Employee benefits expense	1,475	1,633	(9.7)%	4,432	4,741	(6.5)%
Depreciation	597	611	(2.3)%	1,895	1,849	2.5%
Amortization of intangible assets	371	389	(4.6)%	1,130	1,179	(4.2)%
Operating expenses	4,311	4,491	(4.0)%	12,960	13,220	(2.0)%

Consolidated operating expenses decreased by $180 million in the third quarter of 2024 and $260 million in the first nine months of 2024. See Adjusted EBITDA below for further details.

•	Depreciation decreased by $14 million in the third quarter of 2024 due to lower asset retirement activity, partly offset by higher depreciation on network asset leases. Depreciation increased by $46 million in the first nine months of 2024, primarily due to higher depreciation on network asset leases and increased real estate rationalization.

•	Amortization of intangible assets decreased by $18 million in the third quarter of 2024 and $49 million in the first nine months of 2024, primarily due to write-offs of software assets in the prior year largely driven by changes in business strategy.

Operating income

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2024	2023	Change	2024	2023	Change
TTech EBITDA[1] (See Section 5.4)	1,659	1,346	23.4%	4,632	4,256	8.8%
TELUS Digital EBITDA[1] (See Section 5.5)	109	171	(36.6)%	472	470	0.5%
Eliminations[2]	(12)	—	n/m	(34)	—	n/m
EBITDA	1,756	1,517	15.8%	5,070	4,726	7.3%
Depreciation and amortization (discussed above)	(968)	(1,000)	(3.2)%	(3,025)	(3,028)	(0.1)%
Operating income (consolidated earnings before interest and income taxes (EBIT))	788	517	52.4%	2,045	1,698	20.4%

1	See Section 11.1 Non-GAAP and other specified financial measures.
2	See Intersegment revenues in Section 5.5 for additional details.

Operating income increased by $271 million in the third quarter of 2024 and $347 million in the first nine months of 2024, while EBITDA increased by $239 million in the third quarter of 2024 and $344 million in the first nine months of 2024. In addition to the growth drivers discussed within Adjusted EBITDA below, EBITDA also reflects lower restructuring and other costs of $217 million in the third quarter of 2024, primarily related to significant investments in cost efficiency and effectiveness programs, including real estate rationalization, which predominantly took place during the third quarter of 2023. Restructuring and other costs decreased by $152 million in the first nine months of 2024, largely due to the factors listed for the quarter, in addition to one-time amounts recorded in the first nine months of 2023 of $68 million for the ratification of the new collective agreement between the Telecommunications Workers Union, United Steelworkers Local 1944 (TWU) and ourselves.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Adjusted EBITDA

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2024	2023	Change	2024	2023	Change
TTech Adjusted EBITDA[1] (See Section 5.4)	1,723	1,633	5.6%	5,013	4,777	5.0%
TELUS Digital Adjusted EBITDA[1,2] (See Section 5.5)	131	187	(30.3)%	516	525	(1.7)%
Eliminations[3]	(12)	—	n/m	(34)	—	n/m
Adjusted EBITDA[1]	1,842	1,820	1.3%	5,495	5,302	3.7%

1	See Section 11.1 Non-GAAP and other specified financial measures.
2	For certain financial metrics, there are definitional differences between TELUS and TELUS Digital reporting. These differences largely arise from TELUS Digital adopting definitions consistent with practice in its industry.
3	See Intersegment revenues in Section 5.5 for additional details.

Adjusted EBITDA increased by $22 million or 1.3% in the third quarter of 2024 and $193 million or 3.7% in the first nine months of 2024, reflecting: (i) mobile network, residential internet, TV and security subscriber growth; (ii) broad-based cost reduction efforts, including workforce reductions, synergies achieved between LifeWorks and our legacy health business, and an increase in TTech leveraging TELUS Digital resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as savings in marketing costs; (iii) higher gains on real estate projects and in the first nine months of 2024, higher reversals of business combination-related provisions; (iv) growth in health services margin; (v) higher agriculture and consumer goods margins; and (vi) growth in fixed data services to new and existing business customers. These factors were partly offset by: (i) lower mobile phone ARPU; (ii) lower operational growth in TELUS Digital (excluding other income) comprised of lower operating revenues from external clients and higher indirect operating expenses; (iii) declining TV and fixed legacy voice margins; (iv) lower mobile equipment margins; (v) higher network operations costs; (vi) higher bad debt expense; and (vii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licenses and cloud usage costs.

Financing costs

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2024	2023	Change	2024	2023	Change
Interest on long-term debt, excluding lease liabilities – gross	297	282	5.3%	892	815	9.4%
Interest on long-term debt, excluding lease liabilities – capitalized	(9)	(1)	n/m	(13)	(4)	n/m
Interest on lease liabilities	42	36	16.7%	122	95	28.4%
Interest on short-term borrowings and other	14	10	40.0%	24	22	9.1%
Interest accretion on provisions	7	7	—%	22	22	—%
Interest expense	351	334	5.1%	1,047	950	10.2%
Employee defined benefit plans net interest	3	1	n/m	7	5	40.0%
Foreign exchange losses (gains)	8	(12)	n/m	2	(8)	n/m
Unrealized changes in virtual power purchase agreements forward element	125	33	n/m	228	59	n/m
Interest income	(8)	(4)	100.0%	(29)	(11)	n/m
Financing costs	479	352	36.1%	1,255	995	26.1%

Financing costs increased by $127 million in the third quarter of 2024 and $260 million in the first nine months of 2024, mainly due to the following factors:

•	Interest expense increased by $17 million in the third quarter of 2024 and $97 million in the first nine months of 2024, largely resulting from:

•

An increase in gross interest expense on long-term debt, excluding lease liabilities, of $15 million in third quarter of 2024 and $77 million in the first nine months of 2024, primarily driven by an increase in average long-term debt balances outstanding, attributable in part to investments in spectrum and PureFibre technology, in addition to an increase in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 4.40% at September 30, 2024, compared to 4.33% one year earlier. (See Long-term debt issued and Redemptions and repayments of long-term debt in Section 7.4.)

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

•	Capitalized long-term debt interest, excluding lease liabilities, is in respect of debt incurred for the purchase of spectrum licences during the 3800 MHz spectrum auction held in October to November 2023 by Innovation, Science and Economic Development Canada (ISED).

•	Interest on lease liabilities increased by $6 million in the third quarter of 2024 and $27 million in the first nine months of 2024, resulting from increases in both lease principal and the effective interest rate.

•	Unrealized changes in virtual power purchase agreements forward element represent the estimated unrealized amounts recorded from our virtual power purchase agreements (VPPAs) with renewable energy projects as of September 30, 2024. We have entered into VPPAs with renewable energy projects that develop solar and wind power facilities as part of our commitment to reduce our carbon footprint.

Income taxes

	Three-month periods ended September 30				Nine-month periods ended September 30
($ in millions, except tax rates)	2024	2023	Change		2024	2023	Change
Income taxes computed at applicable statutory rates (%)	25.2	23.8	1.4	pts.	24.2	23.5	0.7	pts.
Adjustments recognized in the current period for income taxes of prior periods (%)	(6.4)	(13.9)	7.5	pts.	(3.3)	(5.0)	1.7	pts.
Pillar Two global minimum tax (%)	0.3	—	0.3	pts.	0.3	—	0.3	pts.
(Non-taxable) non-deductible amounts, net (%)	(1.9)	(1.2)	(0.7	) pts.	(1.7)	(1.3)	(0.4	) pts.
Withholding and other taxes (%)	1.9	3.7	(1.8	) pts.	3.2	2.1	1.1	pts.
Losses not recognized (%)	0.3	5.5	(5.2	) pts.	0.5	2.4	(1.9	) pts.
Foreign tax differential (%)	(1.3)	(2.4)	1.1	pts.	(0.9)	(1.6)	0.7	pts.
Other (%)	(1.3)	1.7	(3.0	) pts.	(0.5)	0.7	(1.2	) pts.
Effective tax rate (%)	16.8	17.2	(0.4	) pts.	21.8	20.8	1.0	pt.
Income taxes computed at applicable statutory rates	78	40	95.0%		191	165	15.8%
Adjustments recognized in the current period for income taxes of prior periods	(20)	(23)	(13.0)%		(26)	(35)	(25.7)%
Pillar Two global minimum tax	1	—	n/m		2	—	n/m
(Non-taxable) non-deductible amounts, net	(6)	(2)	n/m		(13)	(9)	44.4%
Withholding and other taxes	6	6	—%		25	15	66.7%
Losses not recognized	1	9	(88.9)%		4	17	(76.5)%
Foreign tax differential	(4)	(4)	—%		(7)	(11)	(36.4)%
Other	(4)	2	n/m		(4)	4	n/m
Income taxes	52	28	85.7%		172	146	17.8%

Total income tax expense increased by $24 million in the third quarter of 2024 and $26 million in the first nine months of 2024. The effective tax rate decreased from 17.2% to 16.8% in the third quarter of 2024, primarily due to lower losses not recognized and withholding and other taxes. In the first nine months of 2024, the effective tax rate increased from 20.8% to 21.8%, largely as a result of lower adjustments recognized in the current period for income taxes of prior periods.

Comprehensive income

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2024	2023	Change	2024	2023	Change
Net income	257	137	87.6%	618	557	11.0%
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	2	37	(94.6)%	75	(33)	n/m
Items never subsequently reclassified to income	(19)	56	n/m	29	47	(38.3)%
Comprehensive income	240	230	4.3%	722	571	26.4%

Comprehensive income increased by $10 million in the third quarter of 2024, primarily as a result of employee defined benefit plan re-measurement amounts, partly offset by the increase in Net income. Comprehensive income increased by $151 million in the first nine months of 2024, largely driven by the increase in Net income and foreign currency translation adjustment arising from translating financial statements of foreign operations. Items that may subsequently be reclassified to income include changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income include employee defined benefit plans re-measurement amounts and changes in measurement of investment financial assets.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

5.4 TELUS technology solutions segment

TTech trends and seasonality

The historical trend over the past eight quarters in mobile network revenue improvement primarily reflects growth in our mobile phone subscriber base, as well as an increase in Internet of Things (IoT) connections. Domestic ARPU declines were largely attributable to larger allotments of data for a given price point, as well as more aggressive retail pricing, which has persisted since the second quarter of 2023.

Mobile equipment revenues have been growing largely as a result of the impact of higher-value smartphones in the sales mix. As a partial offset, sales volumes of mobile devices have been slowly declining, attributable to improvements in durability and increases in cost that are causing customers to defer upgrades and increase adopting bring-your-own-device (BYOD) plans. We continue to offer certified pre-owned devices and our Bring-It-Back® program to provide customers with alternative options for handset upgrades, at the same time contributing to a circular economy.

Our spectrum investments and capital expenditures in network improvements increase capacity, reliability and coverage, allowing us to grow revenue through net additions of new mobile phone and connected device subscribers. Growth in our mobile phone subscriber base is attributable to: (i) industry-leading product offerings with continuous improvements in the speed, performance and reliability of our network, coupled with our enhanced digital capabilities; (ii) the success of our promotions, including our bundling of mobility and home services; (iii) our ability to attract a larger proportion of the growing population driven by immigration, and changing demographics such as an increasing number of customers with multiple devices; and (iv) our relatively low churn rate, which reflects our customers first efforts and upgrade volume programs.

Our connected device subscriber base has been growing, primarily in response to our expanded IoT offerings across various industries, including transportation, healthcare, smart buildings and smart cities, energy, retail and agriculture. Our investments in network infrastructure and the expansion of our IoT product portfolio have also allowed us to provide reliable and scalable IoT solutions to our customers.

Growth in our internet subscriber base has been supported by our continued investments in building out our fibre-optic infrastructure, as well as the benefits of our relatively low customer churn rate. Excluding the first quarter 2024 adjustment to remove Pik TV subscribers, our TV subscribers have increased, reflecting net subscriber additions in response to our diverse and flexible product offerings catered towards the changing needs of our consumers. Growth in our security subscriber base is accelerating as a result of organic growth and bundling of mobility and home services. Bundling increases our services per home and positively impacts churn for most services, supported by the effectiveness of our self-install and virtual-install models. Residential voice subscriber losses have remained low, as a result of the success of our bundled services and lower-priced offerings, as well as effective retention efforts to mitigate the ongoing substitution to mobile and internet-based services.

The trend of moderating fixed data services revenue growth is attributable to the growth in our internet and security subscriber bases, bolstered by sustained demand for faster internet speeds and larger bandwidth, as well as home and business security offerings and other advanced applications, which are enabled by investments in our fibre-optic footprint. The trend of declining TV revenues and fixed voice revenues is a result of technological substitution and intensification of competition. However, we are mitigating this trend with our bundled product and lower-priced offerings, product diversification and effective retention efforts. The migration of business product and service offerings to IP platforms and the entry of new competitors have yielded inherently lower margins compared to some legacy business product and service offerings. However, we are continually refining and diversifying our innovative portfolio of business offerings.

The trend of growth in health services revenues has been propelled by the acquisition of LifeWorks in the third quarter of 2022, as well as organic growth in our existing health offerings, which include virtual care, virtual and conventional pharmacy solutions, collaborative health records, health benefits management, personal health monitoring solutions, and employee and family assistance programs and benefits administration. The LifeWorks acquisition immediately enabled our health services business to expand on a global scale through long-standing corporate relationships, with notable areas of focus in employee health and wellness programs, mental and physical health solutions, pensions and benefits management, and retirement solutions. Our diversified virtual care offerings continue to grow to meet the healthcare needs of Canadians and enable better health outcomes, including the accelerated adoption of virtual consultations, which is reflected in the growing number of virtual care members. The growing number of lives covered is largely driven by the expansion of our employee and family assistance programs.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Previous trends of declining agriculture and consumer goods services were attributed to macroeconomic headwinds that generated customer churn, hampered subscription growth and limited the sales funnel, however agriculture and consumer goods has recently shown improvement. With our global team and cloud-based solutions, we are able to service our diverse client base, including growers, producers, agronomists, advisors, processors and retailers, by enabling more effective and agile decision-making that can address changing consumer demands, improve profitability and generate a better flow of information across the value chain. This improves the safety and sustainability of our outputs and drives efficiencies in the way we produce, distribute and consume food and consumer goods. We also acquired Proagrica® in the first quarter of 2024 to meet the growing demand for digital solutions in the agriculture industry.

TTech operating indicators

At September 30	2024	2023	Change
Subscriber connections (thousands):
Mobile phone[1]	10,077	9,675	4.2%
Connected device	3,535	2,911	21.4%
Internet	2,723	2,590	5.1%
TV2	1,362	1,371	(0.7)%
Security	1,110	1,033	7.5%
Residential voice	1,040	1,072	(3.0)%
Total telecom subscriber connections	19,847	18,652	6.4%
LTE population coverage[3] (millions)	36.7	36.7	—%
5G population coverage[3] (millions)	32.1	31.6	1.6%

	Three-month periods ended September 30				Nine-month periods ended September 30
	2024	2023	Change		2024	2023	Change
Mobile phone gross additions (thousands)	455	455	—%		1,246	1,131	10.2%
Subscriber connection net additions (losses) (thousands):
Mobile phone	130	160	(18.8)%		276	317	(12.9)%
Connected device	159	179	(11.2)%		421	361	16.6%
Internet	34	37	(8.1)%		97	107	(9.3)%
TV	21	20	5.0%		65	46	41.3%
Security	12	18	(33.3)%		54	55	(1.8)%
Residential voice	(9)	(8)	(12.5)%		(25)	(24)	(4.2)%
Total telecom subscriber connection net additions	347	406	(14.5)%		888	862	3.0%
Mobile phone ARPU, per month[1,4] ($)	58.85	60.94	(3.4)%		58.88	60.63	(2.9)%
Mobile phone churn, per month[1,5] (%)	1.09	1.03	0.06	pts.	1.10	0.96	0.14	pts.

Health services (millions)

At September 30					2024	2023	Change
Healthcare lives covered					76.0	69.6	9.2%
Virtual care members					6.5	5.5	18.2%

	Three-month periods ended September 30			Nine-month periods ended September 30
	2024	2023	Change	2024	2023	Change
Digital health transactions	161.5	150.6	7.2%	483.8	452.4	6.9%

1	Effective for the first quarter of 2024, with retrospective application to January 1, 2023, we reduced our mobile phone subscriber base by 283,000 subscribers to remove a subset of our public services customers that are now subject to dynamic pricing auction models. We believe adjusting our base for these low-margin customers provides a more meaningful reflection of the underlying performance of our mobile phone business and our focus on profitable growth. As a result of this change, associated operating statistics (ARPU and churn) have also been adjusted.
2	Effective January 1, 2024, on a prospective basis, we adjusted our TV subscriber base to remove 97,000 subscribers as we have ceased marketing our Pik TV product.
3	Including network access agreements with other Canadian carriers.
4	This is an other specified financial measure. See Section 11.1 Non-GAAP and other specified financial measures. This is an industry measure useful in assessing operating performance of a mobile products and services company, but is not a measure defined under IFRS-IASB.
5	See Section 11.2 Operating indicators.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

●	Mobile phone gross additions were 455,000 in the third quarter of 2024, consistent with the prior year. Mobile phone gross additions were 1,246,000 in the first nine months of 2024, reflecting an increase of 115,000, driven by greater promotional activity, our shift to digital loading, and growth in the Canadian population.

●	Our mobile phone churn rate was 1.09% in the third quarter of 2024 and 1.10% in the first nine months of 2024, compared to 1.03% in the third quarter of 2023 and 0.96% in the first nine months of 2023. These churn rates increased largely as a result of customer switching decisions in response to more aggressive marketing and promotional pricing, in addition to increased adoption of BYOD plans. These factors have been partly mitigated by our continued focus on customer retention through our industry-leading service and network quality, along with successful promotions and bundled offerings.

●	Mobile phone net additions were 130,000 in the third quarter of 2024 and 276,000 in the first nine months of 2024, reflecting decreases of 30,000 for the quarter and 41,000 for the nine-month period, driven by a higher mobile phone churn rate. For the nine-month period, our higher churn rate was partially offset by higher mobile phone gross additions.

●	Mobile phone ARPU was $58.85 in the third quarter of 2024 and $58.88 in the first nine months of 2024, reflecting decreases of $2.09 or 3.4% for the quarter and $1.75 or 2.9% for the nine-month period. These decreases were attributable to the adoption of base rate plans with lower prices in response to more aggressive marketing and promotional pricing targeting both new and existing customers, and a decline in overage and roaming revenues, partly offset by higher IoT revenue. We continue to see increasing adoption of unlimited data and Canada-U.S. plans which provide higher and more stable ARPU on a monthly basis while also giving customers cost certainty in lower roaming fees to the U.S. and lower data overage fees, respectively.

●	Connected device net additions were 159,000 in the third quarter of 2024, reflecting a decrease of 20,000, largely due to one customer decommissioning a subset of their legacy, low-usage IoT connections during the quarter, partly offset by growth in gross additions of IoT connections. Connected device net additions were 421,000 for the nine-month period, reflecting an increase of 60,000, attributable to growth in IoT connections from customers in the transportation, smart buildings and healthcare industries.

●	Internet net additions were 34,000 in the third quarter of 2024 and 97,000 in the first nine months of 2024, reflecting decreases of 3,000 and 10,000, respectively. These decreases were largely attributable to a higher churn rate due to macroeconomic and competitive pressures that have continued to impact consumer purchasing decisions. These factors were partly offset by our success in driving strong gross additions through robust sales strategies and the strength of our fibre optic offering.

●	TV net additions were 21,000 in the third quarter of 2024 and 65,000 in the first nine months of 2024, reflecting increases of 1,000 for the quarter and 19,000 for the nine-month period, attributable to our diverse offerings catered towards the changing needs of our consumers, partly offset by a higher churn rate due to the same factors as internet net additions.

●	Security net additions were 12,000 in the third quarter of 2024, reflecting a decrease of 6,000, primarily due to a higher churn rate related to the same factors as internet net additions. For the first nine months of 2024, security net additions were 54,000, reflecting a decrease of 1,000, attributable to a higher churn rate related to the same factors as the quarter, partly offset by higher demand for our bundled offerings and diverse suite of products and services.

●	Residential voice net losses were 9,000 in the third quarter of 2024 and 25,000 in the first nine months of 2024, reflecting an increase of 1,000 losses for both the quarter and nine-month period.

●	Healthcare lives covered were 76.0 million as of the end of the third quarter of 2024, an increase of 6.4 million over the past 12 months, mainly reflecting robust growth in our employee and family assistance programs from both new and existing clients across all of our regions, in addition to continued demand for virtual solutions.

●	Virtual care members were 6.5 million as of the end of the third quarter of 2024, an increase of 1.0 million over the past 12 months, attributable to the continued adoption of virtual solutions that keep Canadians and others safely connected to health and wellness care.

●	Digital health transactions were 161.5 million in the third quarter of 2024 and 483.8 million in the first nine months of 2024, reflecting increases of 10.9 million for the quarter and 31.4 million for the nine-month period, largely driven by increased paid exchange of healthcare data between our health benefits management system and care providers resulting from higher patient demand for elective health services.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Operating revenues and other income – TTech segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2024	2023	Change	2024	2023	Change
Mobile network revenue	1,766	1,753	0.7%	5,246	5,168	1.5%
Mobile equipment and other service revenues	591	557	6.1%	1,575	1,593	(1.1)%
Fixed data services[1]	1,175	1,153	1.9%	3,492	3,427	1.9%
Fixed voice services	179	191	(6.3)%	536	573	(6.5)%
Fixed equipment and other service revenues	117	125	(6.4)%	359	384	(6.5)%
Health services	439	422	4.0%	1,304	1,273	2.4%
Agriculture and consumer goods services	100	83	20.5%	273	246	11.0%
Operating revenues (arising from contracts with customers)	4,367	4,284	1.9%	12,785	12,664	1.0%
Other income	54	18	n/m	112	69	62.3%
External Operating revenues and other income	4,421	4,302	2.8%	12,897	12,733	1.3%
Intersegment revenues	3	4	(25.0)%	9	12	(25.0)%
TTech Operating revenues and other income	4,424	4,306	2.7%	12,906	12,745	1.3%

1 Excludes health services and agriculture and consumer goods services.

TTech Operating revenues and other income increased by $118 million in the third quarter of 2024 and $161 million in the first nine months of 2024.

Mobile network revenue increased by $13 million or 0.7% in the third quarter of 2024 and $78 million or 1.5% in the first nine months of 2024, largely due to growth in our mobile phone and an increase in IoT connections, partly offset by lower mobile phone ARPU.

Mobile equipment and other service revenues increased by $34 million in the third quarter of 2024, due to the impact of higher-value smartphones in the sales mix, partly offset by a reduction in contracted volumes attributable to our efforts to match only on profitable offers from more aggressive promotional activity in the current year compared to the prior year, in addition to the growing number of customers taking advantage of BYOD offerings. Mobile equipment and other service revenues decreased by $18 million in the first nine months of 2024 due to the same negating factors as the third quarter, partly offset by the impact of higher-value smartphones in the sales mix.

Fixed data services revenues increased by $22 million in the third quarter of 2024 and $65 million in the first nine months of 2024, driven by an increase in our internet, security and TV subscribers, and growth in our managed, unmanaged and other services to new and existing business customers. These were partly offset by lower TV revenue per customer, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution, slightly lower internet revenue per customer reflecting competitive pressures, as well as lower security revenue per customer reflecting increased demand for inherently lower-ARPU home automation services.

Fixed voice services revenues decreased by $12 million in the third quarter of 2024 and $37 million in the first nine months of 2024, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings and our retention efforts.

Fixed equipment and other service revenues decreased by $8 million in the third quarter of 2024 and $25 million in the first nine months of 2024, largely due to a reduction in business premises equipment sales, as equipment sales tend to be more one-time in nature.

Health services revenues increased by $17 million in the third quarter of 2024 and $31 million in the first nine months of 2024, primarily driven by pharmacy upgrades, virtual pharmacy sales, employee assistance programs, and increased demand for health benefits management services and retirement benefits solutions.

Agriculture and consumer goods services revenues increased by $17 million in the third quarter of 2024 and $27 million in the first nine months of 2024, primarily attributed to business acquisitions and improving organic growth across certain lines of business, including increased subscription and license revenues. These factors were partially offset by an increase of agriculture customer churn and macroeconomic headwinds slowing down subscription growth and sales funnel opportunities.

Other income increased by $36 million in the third quarter of 2024, largely due to gains on real estate projects resulting from our fibre build and copper decommissioning program. In the first nine months of 2024, Other income increased by $43 million, due to the same factors as the quarter, partly offset by the non-recurrence of net reversals of provisions related to business combinations in the prior year.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Intersegment revenues represent services provided to the TELUS Digital segment that are eliminated upon consolidation, together with the associated TELUS Digital expenses.

Direct contribution – TTech segment

	Mobile products and services			Fixed products and services[1]			Total TTech
Three-month periods ended September 30 ($ in millions)	2024	2023	Change	2024	2023	Change	2024	2023	Change
Revenues
Service	1,790	1,792	(0.1)%	1,945	1,890	2.9%	3,735	3,682	1.4%
Equipment	567	518	9.5%	65	84	(22.6)%	632	602	5.0%
Operating revenues (arising from contracts with customers)	2,357	2,310	2.0%	2,010	1,974	1.8%	4,367	4,284	1.9%
Expenses
Direct expenses	777	707	9.9%	660	675	(2.2)%	1,437	1,382	4.0%
Direct contribution	1,580	1,603	(1.4)%	1,350	1,299	3.9%	2,930	2,902	1.0%

Direct contribution – TTech segment

	Mobile products and services			Fixed products and services[1]			Total TTech
Nine-month periods ended September 30 ($ in millions)	2024	2023	Change	2024	2023	Change	2024	2023	Change
Revenues
Service	5,315	5,265	0.9%	5,743	5,641	1.8%	11,058	10,906	1.4%
Equipment	1,506	1,496	0.7%	221	262	(15.6)%	1,727	1,758	(1.8)%
Operating revenues (arising from contracts with customers)	6,821	6,761	0.9%	5,964	5,903	1.0%	12,785	12,664	1.0%
Expenses
Direct expenses	2,111	2,025	4.2%	1,972	2,006	(1.7)%	4,083	4,031	1.3%
Direct contribution	4,710	4,736	(0.5)%	3,992	3,897	2.4%	8,702	8,633	0.8%

1 Includes health services and agriculture and consumer goods services.

The direct expenses included in the direct contribution calculations in the preceding tables represent components of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. TTech direct contribution increased by $28 million or 1.0% in the third quarter of 2024 and $69 million or 0.8% in the first nine months of 2024.

TTech mobile products and services direct contribution decreased by $23 million in the third quarter of 2024 and $26 million in the first nine months of 2024, largely reflecting the impact of lower mobile phone ARPU, lower mobile equipment margin from lower contracted volume and increased competitor-driven discounting, and higher amortization of deferred commissions attributable to rising retail traffic in the current and prior periods. These were partly offset by mobile phone subscriber growth.

TTech fixed products and services direct contribution increased by $51 million in the third quarter of 2024 and $95 million in the first nine months of 2024, primarily driven by increased health and agriculture and consumer goods revenues and continued subscriber growth. These were partly offset by declines in TV and legacy voice margins attributable to technological substitution.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Operating expenses – TTech segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2024	2023	Change	2024	2023	Change
Goods and services purchased[1]	1,909	1,886	1.2%	5,640	5,516	2.2%
Employee benefits expense[1]	856	1,074	(20.3)%	2,634	2,973	(11.4)%
TTech operating expenses	2,765	2,960	(6.6)%	8,274	8,489	(2.5)%

1 Includes restructuring and other costs.

TTech operating expenses decreased by $195 million in the third quarter of 2024 and $215 million in the first nine months of 2024. See TTech Adjusted EBITDA below for further details.

EBITDA – TTech segment

	Three-month periods ended September 30				Nine-month periods ended September 30
($ in millions, except margins)	2024	2023	Change		2024	2023	Change
EBITDA	1,659	1,346	23.4%		4,632	4,256	8.8%
Add restructuring and other costs included in EBITDA	64	287	n/m		381	522	n/m
Deduct other equity income related to real estate joint ventures	—	—	n/m		—	(1)	n/m
Adjusted EBITDA	1,723	1,633	5.6%		5,013	4,777	5.0%
EBITDA margin[1] (%)	37.5	31.3	6.2	pts.	35.9	33.4	2.5	pts.
Adjusted EBITDA margin[1] (%)	39.0	37.9	1.1	pts.	38.9	37.5	1.4	pts.

1 These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBITDA increased by $313 million or 23.4% in the third quarter of 2024 and $376 million or 8.8% in the first nine months of 2024. In addition to the growth drivers discussed within TTech Adjusted EBITDA below, EBITDA also reflects lower restructuring and other costs of $223 million in the third quarter of 2024, primarily related to significant investments in cost efficiency and effectiveness programs, inclusive of real estate rationalization, which predominantly took place during the third quarter of 2023. Restructuring and other costs decreased by $141 million in the first nine months of 2024, largely due to the factors listed for the quarter, in addition to one-time amounts recorded in the first nine months of 2023 of $68 million for the ratification of the new collective agreement between the TWU and ourselves.

TTech Adjusted EBITDA increased by $90 million or 5.6% in the third quarter of 2024 and $236 million or 5.0% in the first nine months of 2024 reflecting: (i) mobile network, residential internet, TV and security subscriber growth; (ii) broad-based cost reduction efforts, including workforce reductions, synergies achieved between LifeWorks and our legacy health business, and an increase in TTech leveraging TELUS Digital resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as savings in marketing costs; (iii) higher gains on real estate projects; (iv) growth in health services margin; (v) higher agriculture and consumer goods margins; and (vi) growth in fixed data services to new and existing business customers. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) declining TV and fixed legacy voice margins; (iii) lower mobile equipment margins; (iv) higher network operations costs; (v) higher bad debt expense; and (vi) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licenses and cloud usage costs.

TTech Adjusted EBITDA margin increased by 1.1 percentage points in the third quarter of 2024 and 1.4 percentage points in the first nine months of 2024. These improvements were largely driven by our broad-based cost efficiency and effectiveness programs as described above, in addition to higher gains on real estate projects.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Adjusted EBITDA less capital expenditures – TTech segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2024	2023	Change	2024	2023	Change
Adjusted EBITDA	1,723	1,633	5.6%	5,013	4,777	5.0%
Capital expenditures	(650)	(734)	(11.4)%	(2,020)	(2,200)	(8.2)%
Adjusted EBITDA less capital expenditures[1]	1,073	899	19.4%	2,993	2,577	16.1%

1 See Section 11.1 Non-GAAP and other specified financial measures.

TTech Adjusted EBITDA less capital expenditures increased by $174 million in the third quarter of 2024 and $416 million in the first nine months of 2024. See Section 7.3 for further discussion on capital expenditures.

EBIT – TTech segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2024	2023	Change	2024	2023	Change
EBITDA	1,659	1,346	23.4%	4,632	4,256	8.8%
Depreciation	(551)	(563)	(2.1)%	(1,754)	(1,713)	2.4%
Amortization of intangible assets	(308)	(329)	(6.4)%	(946)	(993)	(4.7)%
EBIT[1]	800	454	76.2%	1,932	1,550	24.6%

1 See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBIT increased by $346 million in the third quarter of 2024 and $382 million in the first nine months of 2024, in line with the increases in EBITDA.

5.5 TELUS digital experience segment

TELUS Digital trends

The historical trend over the past eight quarters in TELUS Digital revenue reflects changes in service volume demand from our existing clients, services provided to new clients, and growth from acquisitions, including our acquisition of WillowTree on January 3, 2023. During 2024, we observed a stabilization in service volume demand after experiencing a notable reduction which became more pronounced beginning in the second quarter of 2023, arising from some of our larger technology clients that was more significant than expected, particularly in Europe. At the same time, several of our key clients also began to reduce their costs, which resulted in delays and near-term reductions in spending commitments.

Goods and services purchased and Employee benefits expense increased, reflecting: (i) the expansion of our TELUS Digital team member base to meet the growing service volumes and increased complexity from both existing and new customers, including those arising from our acquisition of WillowTree; (ii) higher average salaries and wages over time; (iii) cost efficiency programs; (iv) changes in external labour requirements to support the growth in our digital services business; (v) changes in our crowdsourced-enabled workforce to support our AI business; (vi) increases in our software licensing costs associated with our growing team member base; and (vii) increases in administrative expenses and facility costs to support overall business growth and acquisitions. Beginning in the second quarter of 2023, Employee benefits expense was positively impacted by employee-related cost efficiency initiatives resulting in decreases in our team member count in certain regions in response to the reduction in service volume demand from some clients, and a favourable mix of labour sourced from lower-cost jurisdictions.

Depreciation and amortization have generally been steady as growth in capital assets to support the expansion of our delivery sites required to serve customer demand have been offset by the timing of full depreciation or amortization of existing capital assets.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

TELUS Digital operating indicators

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2024	2023	Change	2024	2023	Change
Operating revenues by industry vertical
Tech and games	376	404	(6.9)%	1,127	1,191	(5.4)%
Communications and media	223	208	7.2%	655	626	4.6%
eCommerce and fintech	81	95	(14.7)%	262	291	(10.0)%
Healthcare	66	51	29.4%	196	155	26.5%
Banking, financial services and insurance	56	46	21.7%	158	156	1.3%
All others[1]	92	85	8.2%	274	294	(6.8)%
	894	889	0.6%	2,672	2,713	(1.5)%
Operating revenues by geographic region
Europe	263	271	(3.0)%	782	841	(7.0)%
North America	242	248	(2.4)%	742	786	(5.6)%
Asia-Pacific	202	217	(6.9)%	626	638	(1.9)%
Central America and others[2]	187	153	22.2%	522	448	16.5%
	894	889	0.6%	2,672	2,713	(1.5)%

1	All others includes, among others, travel and hospitality, energy and utilities, retail and consumer packaged goods industry verticals.
2	Others includes South America and Africa geographic regions.

Across all of our verticals, the reported rates of revenue growth were positively impacted by the strengthening of both the U.S. dollar and the European euro against the Canadian dollar compared to the same periods in the prior year.

Revenue from our tech and games industry vertical decreased by $28 million in the third quarter of 2024 and $64 million in the first nine months of 2024, primarily due to lower revenue from a leading social media client and certain other technology and gaming clients, partially offset by growth in revenue from other clients within this industry vertical, including Google in the first nine months of 2024. Revenue from our communications and media industry vertical increased by $15 million in the third quarter of 2024 and $29 million in the first nine months of 2024, driven primarily by more services provided to the TTech segment, partially offset by lower service revenue from certain other telecommunication clients. Revenue from our eCommerce and fintech industry vertical decreased by $14 million in the third quarter of 2024 and $29 million in the first nine months of 2024, due to lower service volume demand from a large eCommerce client as well as certain fintech clients. Revenue from our healthcare industry vertical increased by $15 million in the third quarter of 2024 and $41 million in the first nine months of 2024, primarily due to additional services provided to the healthcare business unit of the TTech segment. Revenue from our banking, financial services and insurance industry vertical increased by $10 million in the third quarter of 2024 and $2 million in the first nine months of 2024, due to growth from certain Canadian banks and smaller regional financial services firms in North America, partially offset by lower service volume demand from a global financial institution client. All other verticals increased by $7 million in the third quarter of 2024 due to seasonality and higher service volume demand from certain clients in the travel and hospitality, and retail and consumer packaged goods industry verticals, and decreased by $20 million in the first nine months of 2024, due to lower revenue across various client accounts notably in the travel and hospitality industry vertical.

We serve our clients, who are primarily domiciled in North America and Europe, from multiple delivery locations across various geographic regions. In addition, our AI data solutions business clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. During the third quarter and first nine months of 2024, the decline in revenue in Europe and Asia-Pacific was primarily due to lower service volume demand from technology clients serviced from these regions, while the decline in revenue in North America was primarily due to lower service volume demand from certain clients served from this region as well as offshoring of certain client services to lower cost regions. The table above presents the revenue generated in each geographic region, based on the location of our delivery centre or where the services were provided from, for the periods presented.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Operating revenues and other income – TELUS digital experience segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2024	2023	Change	2024	2023	Change
Operating revenues (arising from contracts with customers)	675	706	(4.4)%	2,023	2,185	(7.4)%
Other income	3	—	n/m	85	—	n/m
External Operating revenues and other income	678	706	(4.0)%	2,108	2,185	(3.5)%
Intersegment revenues	219	183	19.7%	649	528	22.9%
TELUS Digital Operating revenues and other income	897	889	0.9%	2,757	2,713	1.6%

TELUS Digital Operating revenues and other income increased by $8 million in the third quarter of 2024 and $44 million in the first nine months of 2024.

Our Operating revenues (arising from contracts with customers) decreased by $31 million in the third quarter of 2024 and $162 million in the first nine months of 2024, primarily attributable to: (i) lower revenues from a leading social media client and other technology clients; (ii) a reduction in revenue in other industry verticals, notably among communications (excluding the TTech segment) and eCommerce clients; and (iii) a persistently challenging macroeconomic environment and competitive conditions in the industry. These decreases were partially offset by: (i) growth in services provided to existing clients, including Google during the first nine months of 2024; (ii) new clients added since the same period in the prior year; and (iii) the strengthening of both the U.S. dollar and the European euro against the Canadian dollar, which resulted in a favourable foreign currency impact on our TELUS Digital operating results. Revenues from contracts denominated in U.S. dollars, European euros and other currencies will be affected by changes in foreign exchange rates.

Other income increased by $3 million in the third quarter of 2024 and $85 million in the first nine months of 2024, as we amended the payout structure and terms associated with our provisions for written put options and revised our estimates of certain performance-based criteria, which resulted in a reduction of our provisions for written put options.

Intersegment revenues represent services provided to the TTech segment, including those provided under the TELUS master services agreement. Such revenue is eliminated upon consolidation, together with the associated TTech operating expenses and the TELUS Digital margin on costs capitalized within TTech. Commencing in the first quarter of 2024, new and incremental services have been provided to the TTech segment which are capital expenditures for software and contract acquisition costs that are deferred and amortized.

The increase in intersegment revenues reflects the competitive benefits TELUS derives from the lower cost structure in the TELUS Digital segment and the significant amounts of value-generating digital, customer experience, telecommunications, health and consumer goods solutions TELUS receives, while maintaining control over the quality of the associated services delivered and, on a consolidated basis, retaining the margin that a third-party vendor would otherwise earn.

Operating expenses – TELUS digital experience segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2024	2023	Change	2024	2023	Change
Goods and services purchased[1]	169	159	6.3%	483	475	1.7%
Employee benefits expense[1]	619	559	10.7%	1,802	1,768	1.9%
TELUS Digital operating expenses	788	718	9.7%	2,285	2,243	1.9%

1 Includes restructuring and other costs.

TELUS Digital operating expenses increased by $70 million in the third quarter of 2024 and $42 million in the first nine months of 2024. See TELUS Digital Adjusted EBITDA below for further details.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

EBITDA – TELUS digital experience segment

	Three-month periods ended September 30				Nine-month periods ended September 30
($ in millions, except margins)	2024	2023	Change		2024	2023	Change
EBITDA	109	171	(36.6)%		472	470	0.5%
Add restructuring and other costs included in EBITDA	22	16	n/m		44	55	n/m
Adjusted EBITDA[1]	131	187	(30.3)%		516	525	(1.7)%
EBITDA margin[2] (%)	12.1	19.2	(7.1	) pts.	17.1	17.3	(0.2	) pts.
Adjusted EBITDA margin[2] (%)	14.5	21.0	(6.5	) pts.	18.7	19.3	(0.6	) pts.

1	For certain metrics, there are definitional differences between TELUS and TELUS Digital reporting. These differences largely arise from TELUS Digital adopting definitions consistent with practice in its industry.
2	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital EBITDA decreased by $62 million or 36.6% in the third quarter of 2024 and increased by $2 million or 0.5% in the first nine months of 2024. TELUS Digital Adjusted EBITDA decreased by $56 million or 30.3% in the third quarter of 2024 and $9 million or 1.7% in the first nine months of 2024, while Adjusted EBITDA margin decreased by 6.5 percentage points in the third quarter of 2024 and 0.6 percentage points in the first nine months of 2024. The decrease in Adjusted EBITDA in the third quarter and first nine months of 2024 was driven by higher investments in corporate initiatives, such as expansion of our commercial sales team and operational effectiveness programs, as reflected in the increase in salaries and benefits and Goods and services purchased, as well as higher share-based compensation compared to a slight reduction in revenue, which was partially offset by other income arising from the revaluation of our provisions for written put options.

Adjusted EBITDA less capital expenditures – TELUS digital experience segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2024	2023	Change	2024	2023	Change
Adjusted EBITDA	131	187	(30.3)%	516	525	(1.7)%
Capital expenditures	(30)	(35)	(14.3)%	(96)	(89)	7.9%
Adjusted EBITDA less capital expenditures[1]	101	152	(33.6)%	420	436	(3.7)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital Adjusted EBITDA less capital expenditures decreased by $51 million in the third quarter of 2024 and $16 million in the first nine months of 2024. See Section 7.3 for further discussion on capital expenditures.

EBIT – TELUS digital experience segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2024	2023	Change	2024	2023	Change
EBITDA	109	171	(36.6)%	472	470	0.5%
Depreciation	(46)	(48)	(4.2)%	(141)	(136)	3.7%
Amortization of intangible assets	(63)	(60)	5.0%	(184)	(186)	(1.1)%
EBIT[1]	—	63	(100.0)%	147	148	(0.7)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital EBIT decreased by $63 million in the third quarter of 2024, in line with the decrease in EBITDA, and $1 million in the first nine months of 2024, as a result of higher depreciation and amortization.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

6.	Changes in financial position

Financial position at:	Sept. 30	Dec. 31
($ millions)	2024	2023	Change	Change includes:
Current assets
Cash and temporary investments, net	814	864	(50)	See Section 7 Liquidity and capital resources
Accounts receivable	3,554	3,597	(43)	A decrease primarily driven by seasonally lower sales volume from our dealer and retail channels and lower TELUS Digital receivables
Income and other taxes receivable	55	205	(150)	Instalments to date are less than the expense
Inventories	492	484	8	An increase primarily driven by timing of inventory in transit, and higher average cost of new handsets
Contract assets	413	445	(32)	Refer to description in non-current contract assets
Prepaid expenses	779	682	97	An increase mainly driven by seasonality related to the costs incurred to obtain or fulfill contracts with customers, prepayment of maintenance contracts, wireless spectrum license fees, and statutory employee benefits
Current derivative assets	17	36	(19)	A decrease in the notional amount of virtual power purchase agreements driven by a sharp decline in the forecasted Alberta energy rates.
Current liabilities
Short-term borrowings	925	104	821	See Note 22 of the interim consolidated financial statements
Accounts payable and accrued liabilities	3,419	3,391	28	An increase associated with trade accounts payable and payroll and other employee-related liabilities, partially offset by indirect taxes payable and other.
Income and other taxes payable	156	126	30	Instalments to date are less than the expense
Dividends payable	578	550	28	Effects of an increase in the dividend rate and number of shares outstanding
Advance billings and customer deposits	950	971	(21)	A decrease in advance billings primarily due to deferred handset revenue and subsidies. See Note 24 of the interim consolidated financial statements
Provisions	235	317	(82)	A decrease primarily driven by employee-related provisions
Current maturities of long-term debt	2,613	3,994	(1,381)	A decrease driven by the repayment of $1.1 billion of the non-revolving TELUS bank credit facility in June 2024 and maturity of $1.1 billion Notes, Series CK, in April 2024; party offset by the reclassification of long-term debt related to the upcoming maturity of $800 million Notes, Series CQ, in January 2025, and an increase in outstanding commercial paper
Current derivative liabilities	15	25	(10)	A decrease primarily due to a smaller spread between hedged foreign exchange rate and exchange rate at the end of the period.
Working capital (Current assets subtracting Current liabilities)	(2,767)	(3,165)	398	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and Note 4(b) of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Financial position at:	Sept. 30	Dec. 31
($ millions)	2024	2023	Change	Change includes:
Non-current assets
Property, plant and equipment, net	17,210	17,248	(38)	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	20,526	19,721	805	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	10,323	10,058	265	An increase primarily due to individually immaterial business acquisitions and foreign exchange movements. See Note 18 of the interim consolidated financial statements
Contract assets	277	303	(26)	A decrease driven by lower subsidized devices offset by our Bring-It-Back and TELUS Easy Payment® programs
Other long-term assets	2,526	2,493	33	An increase primarily driven by investments in real estate joint ventures and portfolio investments, as well as costs incurred to obtain or fulfill contracts with customers, partly offset by decreases in derivative assets related to virtual power purchase agreements and unbilled customer finance receivables.
Non-current liabilities
Provisions	736	744	(8)	A decrease primarily driven by a reversal of a written put option, partially offset by continued real estate rationalization
Long-term debt	25,387	23,355	2,032	See Section 7.4 Cash provided (used) by financing activities
Other long-term liabilities	865	867	(2)	A decrease primarily due to a decrease in derivative liabilities arising from a change in interest rates and exchange rates largely offset by an increase in deferred capital expenditure government grants. See Note 27 of the interim consolidated financial statements
Deferred income taxes	4,180	4,390	(210)	An overall decrease in temporary differences between the accounting and tax basis of assets and liabilities.
Owners’ equity
Common equity	15,771	16,112	(341)	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	1,156	1,190	(34)	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.	Liquidity and capital resources

This section contains forward-looking statements, including those in respect of our TELUS Corporation Common Share (Common Share) dividend payout ratio and net debt to EBITDA – excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Cash flows

	Three-month periods ended September 30			Nine-month periods ended September 30
($ millions)	2024	2023	Change	2024	2023	Change
Cash provided by operating activities	1,432	1,307	125	3,770	3,185	585
Cash used by investing activities	(782)	(791)	9	(3,029)	(4,032)	1,003
Cash provided (used) by financing activities	(763)	39	(802)	(791)	1,077	(1,868)
Increase (decrease) in Cash and temporary investments, net	(113)	555	(668)	(50)	230	(280)
Cash and temporary investments, net, beginning of period	927	649	278	864	974	(110)
Cash and temporary investments, net, end of period	814	1,204	(390)	814	1,204	(390)

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

	Three-month periods ended September 30			Nine-month periods ended September 30
($ millions)	2024	2023	Change	2024	2023	Change
Operating revenues and other income (see Section 5.3)	5,099	5,008	91	15,005	14,918	87
Goods and services purchased (see Section 5.3)	(1,868)	(1,858)	(10)	(5,503)	(5,451)	(52)
Employee benefits expense (see Section 5.3)	(1,475)	(1,633)	158	(4,432)	(4,741)	309
Restructuring and other costs, net of disbursements	21	90	(69)	5	190	(185)
Share-based compensation expense, net of payments	44	27	17	110	100	10
Net employee defined benefit plans expense	16	15	1	50	46	4
Employer contributions to employee defined benefit plans	(2)	(7)	5	(16)	(23)	7
Unrealized changes in virtual power purchase agreements forward element (VPPAs) (see Section 5.3)	125	33	92	228	59	169
Loss from equity accounted investments	3	2	1	13	10	3
Interest paid	(362)	(307)	(55)	(1,011)	(888)	(123)
Interest received	9	4	5	30	11	19
Income taxes paid, net of recoveries received	(63)	(63)	—	(258)	(342)	84
Other operating working capital changes	(115)	(4)	(111)	(451)	(704)	253
Cash provided by operating activities	1,432	1,307	125	3,770	3,185	585

Cash provided by operating activities increased by $125 million in the third quarter of 2024 and $585 million in the first nine months of 2024.

•	Restructuring and other costs, net of disbursements, represented a net change of $69 million in the third quarter of 2024 and $185 million in the first nine months of 2024, which was largely related to ongoing and incremental cost efficiency and effectiveness initiatives. In the first quarter of 2024, we paid personnel-related restructuring and other costs that were recorded in the prior year.

•	Interest paid increased by $55 million in the third quarter of 2024 and $123 million in the first nine months of 2024, largely due to the issuance of three-tranche notes in the third quarter of 2023, and the issuance of three-tranche notes in the first quarter of 2024 as described in Section 7.4.

•	Income taxes paid, net of recoveries received, was unchanged in the third quarter of 2024 and decreased by $84 million in the first nine months of 2024, primarily related to lower required income tax instalments attributable to the prior year’s lower taxable income.

•	For a discussion of Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

	Three-month periods ended September 30			Nine-month periods ended September 30
($ millions)	2024	2023	Change	2024	2023	Change
Cash payments for capital assets, excluding spectrum licences	(679)	(745)	66	(2,157)	(2,498)	341
Cash payments for spectrum licences	—	(24)	24	(620)	(29)	(591)
Cash payments for acquisitions, net	(91)	(11)	(80)	(258)	(1,273)	1,015
Advances to, and investment in, real estate joint ventures and associates	(7)	(19)	12	(12)	(136)	124
Real estate joint venture receipts	2	1	1	5	5	—
Proceeds on disposition	—	—	—	21	7	14
Investment in portfolio investments and other	(7)	7	(14)	(8)	(108)	100
Cash used by investing activities	(782)	(791)	9	(3,029)	(4,032)	1,003

Cash used by investing activities decreased by $9 million in the third quarter of 2024 and $1,003 million in the first nine months of 2024.

•	The decrease in Cash payments for capital assets, excluding spectrum licences in both the third quarter of 2024 and first nine months of 2024 was primarily composed of:

•	Higher capital expenditure payments of $35 million in the third quarter of 2024 and lower capital expenditure payments of $136 million in the first nine months of 2024 with respect to payment timing differences.

•	A decrease in capital expenditures of $101 million in the third quarter of 2024 and $205 million in the first nine months of 2024 (see Capital expenditure measures table and discussion below).

•	Cash payments for spectrum licences decreased by $24 million in the third quarter of 2024 as we made cash payments for the acquisition of AWS-1 and broadband radio service (BRS) bands in the prior year. Cash payments for spectrum licences increased by $591 million in the first nine months of 2024 related to the 3800 MHz spectrum auction as further described in Section 1.3 in our 2023 annual MD&A and Note 18(a) of the interim consolidated financial statements.

•	Cash payments for spectrum licences excludes the non-cash $298 million of subordinated AWS-4 spectrum licences acquired during the second quarter of 2024 included within indefinite life intangible assets; the subordination resulted in us also recognizing the amount as a long-term liability. See Note 18(a) of the interim consolidated financial statements for further details.

•	Cash payments for acquisitions, net, were $80 million higher in the third quarter of 2024 as we made cash payments for individually immaterial business acquisitions that were complementary to our existing lines of business in the third quarter of 2024. Cash payments for acquisitions, net, were $1,015 million lower in the first nine months of 2024 as we made cash payments for the acquisitions of WillowTree and other individually immaterial business acquisitions that were complementary to our existing lines of business in the first nine months of 2023.

•	Advances to, and investments in, real estate joint ventures and associates decreased by $12 million in the third quarter of 2024 and $124 million in the first nine months of 2024, as we increased our equity interest in Miovision Technologies Incorporated in the prior periods. See Note 21 of the interim consolidated financial statements for further details.

•	Proceeds on disposition were $14 million higher in the first nine months of 2024, resulting from the sale of an associate.

•	Investment in portfolio investments and other increased by $14 million in the third quarter of 2024 driven by investments in a larger number of portfolio investments. Investment in portfolio investments and other decreased by $100 million in the first nine months of 2024, primarily as a result of lower capital inventory and investments in a larger number of portfolio investments in the first nine months of 2023.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Capital expenditure measures

	Three-month periods ended September 30				Nine-month periods ended September 30
($ millions, except capital expenditure intensity)	2024	2023	Change		2024	2023	Change
Capital expenditures[1]
TELUS technology solutions (TTech) segment
TTech operations	622	712	(12.6)%		1,955	2,161	(9.5)%
TTech real estate development	28	22	27.3%		65	39	66.7%
	650	734	(11.4)%		2,020	2,200	(8.2)%
TELUS digital experience segment (TELUS Digital)	30	35	(14.3)%		96	89	7.9%
Eliminations[2]	(12)	—	n/m		(32)	—	n/m
Consolidated	668	769	(13.1)%		2,084	2,289	(9.0)%
TTech segment capital expenditure intensity[3] (%)	14	17	(3	) pts.	15	17	(2	) pts.
TELUS digital experience segment capital expenditure intensity[3] (%)	3	4	(1	) pt.	3	3	—	pts.
Consolidated capital expenditure intensity[3] (%)	13	15	(2	) pts.	13	15	(2	) pts.

1	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for. Consequently, capital expenditures differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.
2	See Intersegment revenues in Section 5.5 for additional details.
3	See Section 11.1 Non-GAAP and other specified financial measures.

Consolidated capital expenditures decreased by $101 million in the third quarter of 2024 and $205 million in the first nine months of 2024. TTech operations drove $90 million of the decrease in the third quarter of 2024 and $206 million in the first nine months of 2024, primarily driven by the planned slowdown of our fibre and wireless network builds and systems development. Our TTech operations’ capital investments have enabled: (i) ongoing growth in our internet, TV and security subscriber bases, as well as the connection of more premises to our fibre network; (ii) the extended coverage of our 5G network; (iii) the expansion of our health product offerings and capabilities, as well as support for business integration; and (iv) enhancement of our product and digital development to increase our system capacity and reliability. By September 30, 2024, our 5G network covered approximately 32.1 million Canadians, representing approximately 87% of the population.

TTech real estate development capital expenditures increased by $6 million in the third quarter of 2024 and $26 million in the first nine months of 2024, reflecting an increase in capital investment to support construction of multi-year development projects, including TELUS OceanTM, TELUS Living residential buildings and other commercial buildings in B.C.

TELUS Digital capital expenditures decreased by $5 million in the third quarter of 2024, primarily due to slower demand for client growth. In the first nine months of 2024, TELUS Digital capital expenditures increased by $7 million, primarily driven by increased software investment in our managed digital solutions business and AI data solutions (software and application development), as well as our continued expansion in Africa.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

7.4 Cash provided (used) by financing activities

Analysis of changes in cash provided (used) by financing activities

	Three-month periods ended September 30			Nine-month periods ended September 30
($ millions)	2024	2023	Change	2024	2023	Change
Dividends paid to holders of Common Shares	(384)	(338)	(46)	(1,174)	(976)	(198)
Issue (repayment) of short-term borrowings, net	(118)	(490)	372	822	—	822
Long-term debt issued	1,294	2,808	(1,514)	5,083	8,325	(3,242)
Redemptions and repayment of long-term debt	(1,529)	(1,925)	396	(5,480)	(6,195)	715
Shares of subsidiary purchased from non-controlling interests, net	(25)	—	(25)	(25)	(57)	32
Other	(1)	(16)	15	(17)	(20)	3
Cash provided (used) by financing activities	(763)	39	(802)	(791)	1,077	(1,868)

Cash used by financing activities increased by $802 million in the third quarter of 2024 and $1,868 million in the first nine months of 2024.

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. Effective with the dividends paid on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. Cash payments for dividends increased by $46 million in the third quarter of 2024 and $198 million in the first nine months of 2024, which reflected higher dividend rates under our dividend growth program (see Section 4.3) and an increase in the number of shares outstanding. During the third quarter of 2024, our DRISP plan trustee acquired Common Shares for $193 million.

In October 2024, we paid dividends of $388 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $190 million, totalling $578 million.

Issue (repayment) of short-term borrowings, net

In the second quarter of 2024, we entered into an agreement with an arm’s-length securitization trust further described in Section 7.7. In the second quarter of 2024, Short-term borrowings under the current trust were $1.0 billion and the repayment of short-term borrowings under the previous trust was $100 million. In the third quarter of 2024, we repaid $0.1 billion under the current securitization trust.

In the first quarter of 2023, we drew down amounts advanced to us from an arm’s-length securitization for the previous trust to finance working capital. These amounts were repaid in the third quarter of 2023.

Long-term debt issued and Redemptions and repayment of long-term debt

In the third quarter of 2024, long-term debt issued decreased by $1.5 billion, while redemptions and repayment of long-term debt decreased by $0.4 billion. These changes were primarily composed of:

•	A net decrease in commercial paper outstanding, including foreign exchange effects, of $0.7 billion to a balance of $1.1 billion (US$0.8 billion) at September 30, 2024, from a balance of $1.8 billion (US$1.3 billion) at June 30, 2024. Our commercial paper program, when utilized, provides funds at a lower cost than our revolving credit facility and is fully backstopped by the revolving credit facility (see Section 7.6 Credit facilities).

•	A decrease in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $91 million. As at September 30, 2024, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$1.2 billion, while as at June 30, 2024, net draws were US$1.3 billion. The TELUS International (Cda) Inc. credit facility is non-recourse to TELUS Corporation.

•	The August 13, 2024 note issuance of $700 million of senior unsecured 4.65% Notes, Series CAQ, maturing on August 13, 2031. The net proceeds from this offering were used for the repayment of outstanding indebtedness, including the repayment of commercial paper and the reduction of cash amounts outstanding under an arm’s length securitization trust, and for other general corporate purposes.

For the first nine months of 2024, long-term debt issued decreased by $3.2 billion, while redemptions and repayment of long-term debt deceased by $0.7 billion. In addition to some activity from the third quarter of 2024, the change in balance for the first nine months of 2024 was primarily composed of:

•	A net increase in commercial paper outstanding, including foreign exchange effects, of $42 million from a balance of $1.0 billion (US$0.8 billion) at December 31, 2023.

•	A decrease in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $127 million. As at December 31, 2023, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$1.4 billion.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

•	The February 15, 2024 three-tranche note issuance of $500 million of senior unsecured 5.10% Sustainability-Linked Notes, Series CAN, maturing on February 15, 2034; $700 million of senior unsecured 4.80% Notes, Series CAO, maturing on December 15, 2028; and $600 million of senior unsecured 4.95% Notes, Series CAP, maturing on February 18, 2031. The net proceeds from the three-tranche offering were used for the repayment of outstanding indebtedness, including the repayment of the $1.1 billion of 3.35% Notes, Series CK, upon maturity in April 2024, repayment of commercial paper and for other general corporate purposes, while some proceeds were used for the repayment of the unsecured, non-revolving $1.1 billion bank credit facility.

•	The repayment upon maturity of $1.1 billion of 3.35% Notes, Series CK, as previously noted.

•	The repayment in the second quarter of 2024 of an unsecured, non-revolving $1.1 billion bank credit facility, which was to be used for general corporate purposes and that was to mature July 9, 2024.

The average term to maturity of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 10.6 years at September 30, 2024, a decrease from 11.3 years at December 31, 2023 and from 11.5 years at September 30, 2023. Additionally, the weighted average cost of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 4.40% at September 30, 2024, an increase from 4.33% at December 31, 2023 and from 4.33% at September 30, 2023.

Shares of subsidiary purchased from non-controlling interests, net

In the third quarter of 2024, we acquired 5.4 million subordinate voting shares of TELUS International (Cda) Inc. over the facilities of the Toronto Stock Exchange.

In the second quarter of 2023, we acquired 2.5 million multiple voting shares of TELUS International (Cda) Inc. from a non-controlling interest.

Other

In the third quarter of 2024, we incurred debt issuance costs in connection with our Series CAQ note issuance. This was less than the debt issuance costs in connection with the three-tranche note issuance in the third quarter of 2023.

7.5 Liquidity and capital resource measures

Net debt was $28.1 billion at September 30, 2024, an increase of $1.4 billion compared to one year earlier, resulting mainly from: the first quarter 2024 three-tranche issuance of $1.8 billion of notes and the third quarter 2024 issuance of $700 million of notes as described in Section 7.4; short-term borrowings advanced to us under a new agreement with an arm’s-length securitization trust as described in Section 7.7; and less Cash and temporary investments. These factors were partially offset by: the repayment upon maturity of 3.35% Notes, Series CK in the second quarter of 2024; the repayment of an unsecured, non-revolving bank credit facility in the second quarter of 2024; and a decrease in commercial paper outstanding.

Fixed-rate debt as a proportion of total indebtedness, which excludes lease liabilities and other long-term debt, was 89% as at September 30, 2024, up from 85% one year earlier. The increase was primarily due to: (i) the second quarter 2024 repayment of the unsecured non-revolving syndicated $1.1 billion bank credit facility which was classified as floating-rate debt in this calculation; (ii) the first quarter 2024 three-tranche issuance of $1.8 billion of notes and the third quarter 2024 issuance of $700 million of notes; and (iii) a decrease in commercial paper outstanding, which is classified as floating-rate debt in this calculation. These factors were partially offset by the repayment upon maturity of 3.35% Notes, Series CK in the second quarter of 2024 and the increased draw-down of amounts advanced to us from an arm’s-length securitization trust, which is classified as floating-rate debt in this calculation.

Our Net debt to EBITDA – excluding restructuring and other costs ratio supports our financial objective of maintaining investment-grade credit ratings, which facilitates reasonable access to capital. This ratio was 3.83 times, as measured at September 30, 2024, up from 3.82 times one year earlier. The effect of the increase in net debt levels, primarily due to spectrum acquisitions and business acquisitions, was approximately equal to the effect of growth in EBITDA – excluding restructuring and other costs; net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions. As at September 30, 2024, the acquisition of spectrum licences increased the ratio by approximately 0.56. Our recent acquisitions of spectrum licences have increased our national spectrum holdings and represent an investment in building greater network capacity to support continuing growth in demand for data, as well as growth in our mobile subscriber base. Given the cash demands of the 600 MHz auction in 2019, the 3500 MHz auction in 2021, the 3800 MHz auction in 2023 and the upcoming auction for millimetre wave spectrum, the assessment of the guideline and timing of return to the objective range remains to be determined; however, it is our intent to return to a ratio circa 2.70 times in the medium term (following the spectrum auctions in 2021 and 2023, and the upcoming millimetre wave spectrum auction), consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.25 to 1.00 at September 30, 2024 (see Section 7.6 Credit facilities).

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Liquidity and capital resource measures

As at, or for the 12-month periods ended, September 30	2024	2023	Change
Components of debt and coverage ratios ($ millions)
Long-term debt	28,000	27,833	167
Net debt[1]	28,109	26,719	1,390
Net income	928	822	106
EBITDA – excluding restructuring and other costs[1]	7,340	6,995	345
Financing costs	1,533	1,317	216
Net interest cost[1]	1,370	1,218	152
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	89	85	4	pts.
Average term to maturity of long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (years)	10.6	11.5	(0.9)
Weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (%)	4.40	4.33	0.07	pts.
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.83	3.82	0.01
Coverage ratios[1] (times)
Earnings coverage	1.9	1.9	—
EBITDA – excluding restructuring and other costs interest coverage	5.4	5.7	(0.3)
Other measures[1] (%)
Determined using most comparable IFRS-IASB measures
Ratio of Common Share dividends declared to cash provided by operating activities – less capital expenditures	92	151	(59	) pts.
Determined using management measures
Common Share dividend payout ratio – net of dividend reinvestment plan effects	77	88	(11	) pts.

1	See Section 11.1 Non-GAAP and other specified financial measures.

Earnings coverage ratio for the 12-month period ended September 30, 2024 was 1.9 times, unchanged from 1.9 times one year earlier. An increase in income before borrowing costs and income taxes raised the ratio by 0.3, while an increase in borrowing costs lowered the ratio by 0.3. Restructuring and other costs lowered the ratio by 0.3.

EBITDA – excluding restructuring and other costs interest coverage ratio for the 12-month period ended September 30, 2024 was 5.4 times, down from 5.7 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.3 and an increase in net interest costs of $152 million decreased the ratio by 0.6.

Common Share dividend payout ratios: Actual Common Share dividend payout decisions will continue to be subject to our Board’s assessment of our financial position and outlook, as well as our long-term Common Share dividend payout objective range of 60 to 75% of prospective free cash flow. So as to be consistent with the way we manage our business, our Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the most recent four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow. The historical measure for the 12-month period ended September 30, 2024 is presented for illustrative purposes in evaluating our target guideline. As at September 30, 2024, the ratio was outside of the objective range. We estimate the ratio will be within the objective range on a prospective basis.

7.6 Credit facilities

At September 30, 2024, we had approximately $1.7 billion of liquidity available from the TELUS revolving credit facility and $726 million of liquidity available from the TELUS International (Cda) Inc. credit facility with a syndicate of financial institutions (excluding TELUS Corporation). We are well within our objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities

We have a $2.75 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring July 14, 2028. The revolving credit facility is to be used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

As at June 30, 2024, we had repaid an unsecured non-revolving, syndicated $1.1 billion bank credit facility, that was to mature July 9, 2024, which was to be used for general corporate purposes.

TELUS revolving credit facility at September 30, 2024

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Revolving credit facility[1]	July 14, 2028	2,750	—	—	(1,063)	1,687

1	Canadian dollars or U.S. dollar equivalent.

Our credit facilities contain customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.25 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at September 30, 2024, our consolidated leverage ratio was 3.83 to 1.00 and our consolidated coverage ratio was 5.4 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA – excluding restructuring and other costs and EBITDA – excluding restructuring and other costs interest coverage. Historically, the calculations are substantially similar. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate equivalent amount at any one time of $2.0 billion (US$1.5 billion maximum) as at September 30, 2024. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the United States is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International (Cda) Inc. credit facility

As at September 30, 2024, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 3, 2028, with a syndicate of financial institutions, including TELUS Corporation. The credit facility is comprised of revolving components totalling US$800 million (TELUS Corporation as approximately 7.2% lender) and amortizing term loan components totalling US$1.2 billion (TELUS Corporation as approximately 7.2% lender). The credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 7.0% as at September 30, 2024.

The term loan components are subject to amortization schedules which require that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

Other letter of credit facilities

At September 30, 2024, we had $62 million of letters of credit outstanding issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed revolving bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $123 million at September 30, 2024. Further, we had arranged $338 million of incremental letters of credit to allow us to participate in the Innovation, Science and Economic Development Canada 3800 MHz band spectrum auction that was held in October to November 2023, as discussed further in Note 18(a) of the interim consolidated financial statements. Concurrent with funding the purchase of the spectrum licences, these incremental letters of credit were extinguished.

Other long-term debt

Other liabilities bear interest at 4.4%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

7.7 Short-term borrowings

On May 22, 2024, we entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which we are currently able to borrow, up to a maximum of $1.6 billion, secured by $2.0 billion of certain trade receivables and unbilled customer finance receivables; the term of this revolving period securitization agreement ends May 22, 2027, and requires minimum cash advances of $920 million. Funding under the 2024 agreement may be provided in either Canadian dollars or U.S. dollars. Foreign currency forward contracts are used to manage currency risk associated from funding denominated in U.S. dollars.

This new agreement replaced a previous agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which we were able to sell an interest in certain trade receivables up to a maximum of $600 million and which was otherwise due to end December 31, 2024. Available liquidity under this new agreement was $679 million as at September 30, 2024. (See Note 22 of the interim consolidated financial statements.)

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

7.8 Credit ratings

We continued to have investment-grade ratings in the third quarter of 2024 and as at November 8, 2024. We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continues to provide reasonable access to capital markets.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks that they may be subject to were described in Section 7.9 in our 2023 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining a short-term borrowing agreement associated with trade receivables and unbilled customer finance receivables; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a supply chain financing program; maintaining a commercial paper program; maintaining in-effect shelf prospectuses; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at September 30, 2024, TELUS Corporation could offer an unlimited amount of securities in Canada, and US$3.5 billion of securities in the United States, qualified pursuant to a Canadian shelf prospectus that is in effect until September 2026. TELUS International (Cda) Inc. has a Canadian shelf prospectus that is in effect until June 2026 under which an unlimited amount of debt or equity securities could be offered.

As at September 30, 2024, we had approximately $1.7 billion of liquidity available from the TELUS revolving credit facility and $726 million of liquidity available from the TELUS International (Cda) Inc. credit facility with a syndicate of financial institutions (excluding TELUS Corporation) (see Section 7.6 Credit facilities), as well as $679 million available under our trade receivables and unbilled customer finance receivables securitization program (see Section 7.7 Short-term borrowings). Excluding the TELUS International (Cda) Inc. credit facility and including cash and temporary investments of $814 million, we had available liquidity of approximately $3.2 billion at September 30, 2024 (see Section 11.1 Non-GAAP and other specified financial measures). This aligns with our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment-grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at September 30, 2024, our contractual commitments related to the acquisition of Property, plant and equipment were $309 million through to December 31, 2027, as compared to $297 million over a period ending December 31, 2027 reported as at December 31, 2023. The increase was primarily due to increased commitments attributable to real estate development initiatives, partly offset by executing on our planned capital investments.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

7.10 Outstanding share information

Outstanding shares (millions)	September 30, 2024	October 31, 2024
Common Shares	1,492	1,500
Common Share options	2	2
Restricted share units and deferred share units – equity-settled	13	13

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Team. Total compensation expense for key management personnel was $25 million in the third quarter of 2024 and $58 million in the first nine months of 2024 compared to $18 million and $60 million in the respective periods in 2023. The increase in compensation expense for key management personnel in the third quarter of 2024 was primarily due to greater share-based compensation. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis. Charges for these services were immaterial.

Transactions with real estate joint ventures and associate

During the three-month and nine-month periods ended September 30, 2024, we had transactions with real estate joint ventures, which are related parties, as set out in Note 21 of the interim consolidated financial statements.

During the year ended December 31, 2023, the TELUS Sky® real estate joint venture entered into an agreement to sell the income-producing properties and the related net assets to the venture partners; the two arm’s-length parties will purchase the residential parcel and we will purchase the commercial parcel. Timing for the closing of these sales and purchases is dependent upon timing for the subdivision of the parcels, as well as other customary closing conditions. In addition, for the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction financing ($282 million, with Canadian financial institutions and others as 66-2/3% lenders and TELUS as 33-1/3% lender) under a credit agreement maturing December 2 2024. We have entered into lease agreements with the TELUS Sky real estate joint venture.

8.	Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2023. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of income and expense during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 in our 2023 annual MD&A, which is hereby incorporated by reference.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments in our 2023 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2024 outlook, as described in Section 9 in our 2023 annual MD&A, remain the same, except for the following:

•	Our revised estimates for 2024 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 1.1%, 0.9%, 1.8%, 1.0% and 0.9%, respectively (compared to 0.6%, 0.4%, 1.1%, 0.4% and 0.4%, respectively, as reported in our 2023 annual MD&A).

•	Our revised estimates for 2024 annual inflation rates in Canada, B.C., Alberta, Ontario and Quebec are 2.6%, 2.6%, 3.0%, 2.5%, and 2.7%, respectively (compared to 2.5%, 2.4%, 2.4%, 2.4%, and 2.5%, respectively, as reported in our 2023 annual MD&A).

•	Our revised estimates for 2024 annual unemployment rates in B.C., Alberta, Ontario and Quebec are 5.7%, 6.8%, 6.9% and 5.4%, respectively (compared to 6.1%, 6.3%, 6.7% and 5.5%, respectively, as reported in our 2023 annual MD&A).

•	Our revised estimates for 2024 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 248,000 units, 48,000 units, 44,000 units, 81,000 units and 47,000 units, respectively (compared to 234,000 units, 42,000 units, 36,000 units, 79,000 units and 46,000 units, respectively, as reported in our 2023 annual MD&A).

The extent to which these economic estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

•	The Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing assumption has been revised to a net cash outflow of approximately $100 million to $200 million from a net cash outflow of approximately $150 million to $250 million.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

•	Our restructuring and other costs assumption has been revised to approximately $450 million from approximately $300 million. This was largely driven by new cost efficiency programs implemented to drive EBITDA expansion, margin accretion and accelerated cash flow growth. Approximately $200 million of cash restructuring and other disbursements from our 2023 efficiency program flowed into our 2024 free cash flow guidance, and we expect total cash restructure and other disbursements of approximately $500 million in 2024 from approximately $400 million.

•	Our income taxes computed at an applicable statutory rate assumption has been revised downward to 24.0 to 24.6% from 24.5 to 25.1%, and our cash income tax payments assumption has been revised downward to a range of approximately $310 million to $390 million from a range of approximately $370 million to $450 million. The decrease in applicable statutory rate assumption is primarily due to lower income earned in jurisdictions with higher statutory income tax rates. The decrease in our cash income tax payments range is due to excess instalment amounts from the prior period applied to the current period.

•	While Innovation, Science and Economic Development Canada (ISED) had initially announced its intention to hold its millimetre wave spectrum auction in 2024, it is possible that the auction may be deferred until after 2024. We do not expect to be materially impacted should the timing of the auction be after 2024.

•	We anticipate a 2024 Canadian dollar to U.S. dollar average exchange rate of C$1.35: US$1.00, compared to our original assumption of C$1.32: US$1.00.

9.1 Communications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), ISED, Canadian Heritage and the Competition Bureau.

The operations of our health business are also subject to various federal and provincial health laws and regulations, as well as policies, guidelines and directives issued by regulatory and administrative bodies. See Section 10.3 Regulatory matters in our 2023 annual MD&A.

The following is a summary of certain significant communications industry regulatory developments and proceedings that are relevant to our telecommunications and broadcasting business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material for us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 Regulatory matters in our 2023 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions that may attach to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

Spectrum transfer moratorium and review of the spectrum transfer framework

On March 31, 2023, the Minister of Innovation, Science and Industry announced a moratorium on high-impact transfers of spectrum licences in commercial mobile bands. “High-impact” transfers are those that would have a significant effect on the ability of telecommunications service providers to offer wireless services in Canada. The Minister also directed ISED to launch a comprehensive review of Canada’s spectrum transfer framework, with the moratorium expiring once a new framework comes into effect. No details were released about when the framework review would take place or when a new framework will be implemented. There is a risk that this moratorium could have a material impact on us depending on how long it remains in place.

Millimetre wave (mmWave) spectrum auction to support 5G

On June 5, 2019, ISED released its Decision on Releasing Millimetre Wave Spectrum to Support 5G, repurposing several tranches of mmWave spectrum for mobile use. On June 6, 2022, ISED issued its Consultation on a Policy and Licensing Framework for Spectrum in the 26, 28 and 38 GHz bands, which is the first step in setting the auction framework rules, including competitive measures for these mmWave bands. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of mmWave spectrum. ISED has not indicated when the mmWave auction will commence.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. A number of key proceedings are discussed below.

Review of the wholesale high-speed access service framework

On August 13, 2024, the CRTC issued Telecom Regulatory Policy CRTC 2024-180 (TRP 2024-180), Competition in Canada’s Internet service markets. TRP 2024-180 is the CRTC’s final decision further to its consultation on the wholesale high-speed access framework in Canada, which has been ongoing since March 2023. In the March 2023 consultation document, the CRTC sought comment on a number of issues, including whether wholesale access to fibre-to-the-premises (FTTP) service should be offered on an aggregated basis and whether any further regulation, including retail regulation, is warranted.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

In November 2023, the CRTC issued an interim decision imposing an interim wholesale mandate pending the final disposition of the proceeding. The interim order requires Bell to provide aggregated wholesale FTTP access in its incumbent Ontario and Quebec serving territories and requires us to provide the same service in our incumbent serving territory in Quebec. The CRTC did not make any similar order with respect to our incumbent serving territories in British Columbia or Alberta. Bell sought leave to appeal the interim order to the Federal Court of Appeal and a stay of the interim order pending the disposition of its leave application and appeal. Bell has also brought a petition to Cabinet to rescind the interim order and has sought alternative relief that would apply the decision nationwide and could exclude larger carriers from accessing the mandated service. In February 2024, the Federal Court of Appeal allowed Bell’s application for leave to appeal but dismissed its application for a stay. Bell later discontinued its appeal on August 28, 2024. On November 6, 2024, further to Bell’s petition, Cabinet issued an order directing the CRTC to reconsider within 90 days whether TELUS, Bell, and Rogers should be prohibited from using the interim mandated service in Ontario and Quebec. The order relates only to the interim decision, and does not directly affect the CRTC’s final decision in this matter.

In TRP 2024-180, the CRTC ruled that TELUS, Bell, and SaskTel must provide aggregated wholesale access to their FTTP networks, effective February 13, 2025. The interim order will remain in effect until that date. As a result, all companies, including TELUS, will now be permitted to obtain wholesale FTTP access effective February 13, 2025, with two notable restrictions. First, incumbent telephone and cable companies will not be able to access the wholesale framework within their traditional wireline serving territories, but may access it outside those territories. Second, any new FTTP deployed by TELUS, Bell or SaskTel after August 13, 2024 will not be eligible for wholesale access until August 13, 2029. On October 25, 2024, the CRTC set out interim rates for the wholesale aggregated FTTP service. The rates will remain in effect until the CRTC completes its cost study analysis and publishes final rates, likely at some point in 2025.

On September 12, 2024, SaskTel brought two court challenges to TRP 2024-180: an application for leave to appeal the decision pursuant to the Telecommunications Act, and an application for judicial review pursuant to the Federal Courts Act. As of the date of publication, no party has brought a petition to Cabinet that would affect TRP 2024-180, but parties have until November 12, 2024 to do so.

On October 29, 2024, we filed an application to the CRTC requesting an extension to the implementation of wholesale FTTP access in our B.C. and Alberta ILEC territories until June 13, 2025. We are seeking this four-month extension to ensure that we have sufficient time to complete the system requirements for wholesale FTTP access. Interested parties have until November 28, 2024 to comment on our application, after which time we have 10 days to file our reply comments.

Review of mobile wireless services

On April 15, 2021, the CRTC released its decision in the Wireless Regulatory Framework Review. The CRTC determined that TELUS, Bell, Rogers and SaskTel must provide wholesale mobile virtual network operator (MVNO) access to facilities-based regional wireless providers in areas where those providers hold a mobile wireless spectrum licence. MVNO access is based on commercially-negotiated rates and will be phased out after seven years. TELUS, Bell, Rogers and SaskTel each filed tariffs containing proposed MVNO terms and conditions and the Commission granted final tariff approval in Telecom Order 2023-133. TELUS, Bell, Rogers and SaskTel now have the MVNO service operational and available for use.

We appealed two determinations from the Wireless Regulatory Framework Review decision to the Federal Court of Appeal: (i) the requirement for the national mobile carriers, including us, to offer seamless roaming as an additional condition under which the existing mandated wholesale roaming service must be offered; and (ii) the ruling that sections 43 and 44 of the Telecommunications Act do not provide the CRTC with jurisdiction to adjudicate disputes involving mobile wireless transmission facilities. The appeal was heard in December 2022 and was dismissed on April 13, 2023. In December 2023, the Supreme Court of Canada granted us leave to appeal the issue of CRTC jurisdiction over mobile wireless transmission facilities. The matter was heard on October 16, 2024 and is under reserve.

Amendment of the CRTC MVNO mandate to include additional retail market segments

On October 9, 2024, the CRTC issued Telecom Decision CRTC 2024-238, Facilities-based wholesale mobile virtual network operator (MVNO) access tariffs – Expanding the scope to include enterprise and Internet of Things customers. This decision follows a proceeding held in 2023. In the decision, the CRTC amended existing regulations to allow regional wireless carriers to use wholesale MVNO access to serve enterprise and IoT customers. The decision does not affect existing wholesale MVNO access agreements and final offer arbitration decisions, which will remain in effect. Rather, regional wireless carriers are now permitted to seek to negotiate an amendment to existing agreements or to negotiate separate agreements should they wish to do so. Until and unless we sign any such agreements, it is too early to determine the impact of this decision on us.

Amendments to the Telecommunications Act

In June 2024, Parliament passed Bill C-69, the Budget Implementation Act, 2024, No. 1. The Bill makes a number of amendments to the Telecommunications Act, including requirements for providers to offer a self-service option to modify or cancel plans and to provide certain notices in advance of contract expiry. The Bill also prohibits providers from charging activation fees or certain other fees and requires the CRTC to set out details on how providers should comply with these amendments. While the Bill is now law, these provisions will only come into force at a later date, to be fixed by the Governor in Council. Parliament also passed Bill C-288, a private members bill, which requires Canadian carriers to make certain information available in respect of the fixed broadband services that they offer, and obligates the CRTC to hold a public hearing to determine how carriers should comply with these amendments. Until the CRTC makes the determinations to set out the compliance requirements under these amendments, it is too early to determine their impact on us.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Review of domestic wholesale roaming rates and rate-setting approach

On May 19, 2022, Bragg Communications Inc., Cogeco Communications Inc., Videotron Ltd., Xplornet Communications Inc. and Xplore Mobile Inc. filed a joint application to the CRTC seeking a review of the tariffed rates currently charged by TELUS, Bell and Rogers for domestic wholesale roaming, claiming that the current rates are no longer just and reasonable. The CRTC rendered its decision on October 7, 2024. In its decision, the CRTC moved away from the existing tariffed domestic roaming rates, and instead mandated parties to set rates using commercial negotiation with final offer arbitration. The CRTC directed carriers to negotiate in good faith and conclude negotiations within 60 days of the submission of a wholesale roaming request by a regional carrier. The CRTC also permitted and encouraged regional carriers to negotiate as a group. The CRTC stated that it will publish certain rate benchmarks on an annual basis, including the weighted average retail revenue per gigabyte of data in Canada. Until we negotiate new agreements with regional carriers, it is too early to determine the impact of this decision on us.

In addition, the CRTC released Telecom Notice of Consultation CRTC 2024-235, where it set out a preliminary view that each of TELUS and Bell should be required to provide roaming access for their full national footprint, areas for regional wireless carriers. This would mean, for example, that TELUS would be required to provide domestic roaming in the geographic areas where Bell is responsible for the radio access network, and vice versa. We filed our intervention in this proceeding on November 6, 2024, setting out why we disagree with the CRTC’s preliminary view. Reply comments are due on November 18, 2024. Until the CRTC makes a determination in this proceeding, it is too early to determine its impact on us.

Review of international roaming options

On October 7, 2024, the CRTC sent a letter to TELUS, Bell and Rogers stating that it had conducted a review of roaming fees that Canadians pay when traveling internationally. The letter states that the CRTC found that Canadians lack choice when traveling internationally and that roaming rates are too high. The CRTC directed TELUS, Bell and Rogers to report back to the CRTC by November 4, 2024 on the steps they are taking to address the CRTC’s concerns. The letter states that if the CRTC finds that sufficient action is not taken, it will launch a formal public proceeding. We intend to respond to the CRTC accordingly by November 4, 2024. Unless and until the CRTC launches and completes a formal public proceeding, it is too early to determine the effect of this decision on us.

New draft cybersecurity legislation

On June 14, 2022, the federal government introduced Bill C-26, An Act respecting cyber security, amending the Telecommunications Act and making consequential amendments to other Acts. The legislation would amend the Telecommunications Act, among other things, to allow the Governor in Council to prohibit telecommunications service providers from using equipment from designated companies in their networks. In practice, this will allow the federal government to ban the use of Huawei and ZTE equipment in our network and impose penalties for non-compliance. The Minister of Innovation, Science and Industry stated that the government intends to use its powers under Bill C-26, if passed, to, among other things, require the removal of existing Huawei and ZTE 5G equipment. The legislation would also create a new statute, the Critical Cyber Systems Protection Act (CCSPA). The CCSPA would require designated federally regulated corporations to maintain cybersecurity plans, impose reporting requirements and impose penalties for non-compliance. Bill C-26 received first reading in the Senate on June 20, 2024. If we are ultimately subject to an order requiring us to remove a significant amount of equipment from our network, the effect could be material.

Government of Canada and CRTC activities to improve Canadian network resiliency

On February 22, 2023, the CRTC issued Call for comments – Development of a regulatory framework to improve network reliability and resiliency – Mandatory notification and reporting about major telecommunications service outages, Telecom Notice of Consultation CRTC 2023-39, in which it sought comments on a notification and reporting regime for major service outages. In addition, the Commission mandated the implementation of an interim notification and reporting regime for major service outages while the consultation is ongoing. We implemented the interim regime on March 8, 2023 and are participating in the consultation. ISED is also conducting further steps via the Canadian Security Telecommunications Advisory Committee (CSTAC) to examine network resiliency. We continue to participate in all follow-up initiatives as required. It is too early to determine if these initiatives will have a material impact until they are concluded.

Nova Scotia 911 legislation

In November 2022, Nova Scotia passed amendments to the Emergency 911 Act and the Emergency Management Act that, among other things, require telecommunications service providers to take certain actions to prevent certain outages, to inform stakeholders, and to refund customers in the case of certain outages. These amendments have received royal assent but have not been proclaimed into force. Most of the obligations of telecommunications service providers are to be set out in regulations, which have yet to be made by the Governor in Council. Until the regulations are made, it is too early to determine the impact of this legislation on us.

CRTC proceeding regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada

On December 10, 2019, the CRTC issued Call for comments regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada, Telecom Notice of Consultation CRTC 2019-406. In this proceeding, the CRTC sought comment on barriers that service providers and communities face in building new facilities, or interconnecting to or accessing existing facilities, and in extending networks into underserved areas in order to offer universal service objective-level services. The CRTC has specifically identified access to affordable transport services and efficient use of support structures as potential barriers. The record of the proceeding is now closed and we anticipate a decision this year. It is too early to determine the impact of the proceeding on us.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Implementation of next-generation 9-1-1 service

On June 14, 2021, the CRTC issued Telecom Decision CRTC 2021-199, Establishment of new deadlines for Canada’s transition to next-generation 9-1-1 (NG9-1-1), where the CRTC stipulated revised implementation for NG9-1-1 service in Canada. Consistent with the CRTC’s requirements, we are now transiting live NG9-1-1 traffic over our NG9-1-1 network, but full implementation of NG9-1-1 in our NG9-1-1 territory is contingent on interconnections with 9-1-1 call centres and such implementation is dependent upon local government authorities. On January 9, 2024, the national associations of Chiefs of Police, Fire Chiefs and Paramedic Chiefs filed an application seeking an extension to the NG9-1-1 implementation dates, from March 2025 to March 2026. TELUS and Bell supported the request. The outcome of this process is not expected to have a material impact on us as we continue our work to fully implement NG9-1-1.

On October 4, 2023, a group of public safety answering points (PSAPs), the entities that receive 9-1-1 calls and dispatch emergency services, filed an application to the CRTC asking that NG9-1-1 network providers, including us, make available a NG9-1-1 network testing environment for PSAPs. TELUS, Bell and Rogers opposed this application and are awaiting a Commission decision. The outcome of this application is not expected to be material and will not affect our ability to meet our regulatory mandate to implement NG9-1-1.

Development of a network-level blocking framework to limit botnet traffic

On June 23, 2022, the CRTC released Development of a network-level blocking framework to limit botnet traffic and strengthen Canadians’ online safety, Compliance and Enforcement and Telecom Decision CRTC 2022-170. The technical working group, the CRTC Interconnection Steering Committee, has examined the issue and filed a report about how internet service providers (ISPs) can implement network blocking of malicious botnet traffic. A Commission decision on that report is pending. The outcome is not expected to be material.

Federal private sector privacy bill proposes to repeal and replace the Personal Information Protection and Electronic Documents Act

The Digital Charter Implementation Act, 2022 (C-27) proposes to enact the Consumer Privacy Protection Act (replacing the existing private sector privacy legislation and implementing new consumer privacy rights, enhanced enforcement powers and a private right of action), the Personal Information and Data Protection Tribunal Act (a new adjudicative body to provide independent oversight on enforcement activities by the regulator) and the Artificial Intelligence and Data Act (a new regulatory regime for the use of AI in the private sector, supported by extensive enforcement powers). C-27 is currently before the INDU Committee of the House of Commons. The Minister of Innovation, Science and Industry has proposed extensive amendments to all elements of C-27. The bill proposes significant changes to federal privacy legislation in Canada; however, until the bill is passed in its final form, we are unable to determine the materiality of the proposed changes.

Amendments to Quebec’s public and private sector privacy law

On September 22, 2021, the Quebec National Assembly passed An Act to modernize legislative provisions as regards the protection of personal information, which received assent the same day. Extensive new requirements governing the collection, use and disclosure of the personal information of individuals in Quebec have been phased in over three years, with data portability rights being the last phase, coming into force September 22, 2023. The Act also creates a new enforcement regime with significant criminal fines and administrative monetary penalties for certain infractions and a private right of action with minimum statutory punitive damages. We are continuing to implement compliance for products, services and processes that are within the Act’s jurisdiction, as additional guidance is issued by the Quebec government and the provincial regulator.

Federal and Provincial Privacy regulators investigate OpenAI

On May 25, 2023, the privacy authorities for Canada, British Columbia, Alberta and Quebec announced a joint investigation of OpenAI, the company behind artificial intelligence (AI)-powered chatbot ChatGPT. The wide ranging investigation will examine whether OpenAI obtained valid and meaningful consent for the collection, use and disclosure of the personal information of individuals using ChatGPT; its obligations with respect to openness and transparency; and whether it collected, used and/or disclosed personal information for purposes that a reasonable person would consider appropriate. The findings of this investigation could materially impact our use of AI.

CRTC review of telecommunications services to the Far North

On November 2, 2020, the CRTC initiated the first phase of a review of its regulatory framework for Northwestel Inc. and the state of telecommunications services in Canada’s North in Telecom Notice of Consultation CRTC 2020-367. On January 20, 2021, a number of interveners proposed large subsidy increases to Northwestel and other companies providing service in Canada’s North. On June 8, 2022, the CRTC released Telecom Notice of Consultation CRTC 2022-147, initiating the second phase of this review, leaving open the potential for subsidy increases. A hearing was held in Whitehorse, Yukon, from April 17 to 21, 2023. Since then, the CRTC has issued some requests for information that suggested a subsidy of up to $55 million per year (of which we would pay approximately 25%) be created, and we have transferred incumbency in Atlin, British Columbia to Northwestel (along with associated obligations). The proceeding is now closed and we await the CRTC’s decision.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Consultation regarding small cell access to wireline support structures

The CRTC has initiated a proceeding, Telecom Notice of Consultation CRTC 2024-25, Call for comments – Attachment of wireless facilities on support structures owned or controlled by incumbent local exchange carriers (ILEC), in order to examine the issues surrounding potential placement of wireless facilities on ILEC-owned or -controlled support structures. The consultation includes a consideration of the technical and operational challenges associated with such attachments, as well as CRTC jurisdiction in this area. Comments were submitted on April 5, 2024 and our reply to interventions received was filed on May 6, 2024. Until the CRTC issues a determination in this proceeding, it is too early to determine its impact on us.

Proceeding regarding support structure relocation compensation

On January 16, 2023, we filed a proposed revision to our support structure tariff that allows support structure licensees to negotiate relocation terms and compensation directly with the party forcing the relocation, pursuant to the CRTC’s direction in Telecom Decision CRTC 2022-311, Rogers Communications Canada Inc. and Shaw Cablesystems G.P. – Application regarding compensation for transmission line relocation in British Columbia. Concurrent with the tariff application proceeding, which included requests for information and replies to interventions, on February 28, 2023, British Columbia’s Ministry of Transportation and Infrastructure (MOTI) filed an application with the CRTC to stay the Commission’s directives in the decision, as well as to review and rescind or vary the decision. We responded on March 30, 2023, asking the Commission to dismiss MOTI’s review and vary application (R&V) and on May 16, 2023, the Commission denied MOTI’s request for a stay of the directives but had yet to conclude on the R&V. On June 5, 2024, the CRTC released Telecom Order 2024-122 directing us to file, within 30 days, a proposal to compensate attaching carriers through our Support Structure Tariff. The CRTC also imposed an interim compensation formula effective June 5, 2024, requiring us to compensate attachers by dividing any compensation that we receive from public authorities by the total number of attachers. On July 5, 2024, as directed by the CRTC, we filed a tariff application proposing a formula to compensate attaching carriers. If approved, it is expected that the impact will be limited in practice as it is only applicable when we receive compensation from a public authority requesting a relocation of TELUS-owned poles. Interventions on our tariff application were received on August 8, 2024 and we submitted reply comments on August 19, 2024. On September 12, 2024, the CRTC issued requests for information (RFI) and we filed responses on September 26, 2024. Parties had until October 3, 2024 to file reply comments to our RFI responses and we are now awaiting a Commission decision on the tariff application. On September 19, 2024, the CRTC also officially closed MOTI’s request to review and vary Telecom Order 2022-311, since it had not heard from MOTI if it wished to have the CRTC still consider its application.

Legislation to ban the use of replacement workers during strikes and lockouts

In November 2023, the federal government introduced Bill C-58, which would establish greater limitations on employers in federally regulated industries from using replacement workers during work stoppages related to collective bargaining. Bill C-58 received royal assent in June 2024 but will not come into force until June 2025, at which point it may affect how we continue to provide our services during strikes or lockouts, subject to the applicability of exceptions and limitations provided in the law.

Broadcasting and content-related issues

Regulatory plan to modernize Canada’s broadcasting system

Parliament amended the Broadcasting Act in April 2023 to include online streaming services, and as a response, the CRTC has begun to update its regulatory framework through a multi-phase consultation process and has issued its first decisions on this matter. In September 2023, the CRTC determined that the large streaming companies, as well as traditional broadcasting undertakings like TELUS, must register their online services with the CRTC. In March 2024, the CRTC issued a decision requiring online streaming services to pay a portion of the broadcasting fees collected from the industry to cover the CRTC’s operational expenditures. Because the regulations expand the pool of payors, we can expect our share of overall contributions to decrease. Most recently, on June 4, 2024, the CRTC determined that online undertakings that are not affiliated with traditional Canadian broadcasting undertakings (generally the large streaming companies) will be required to contribute 5% of their Canadian revenues to support the domestic broadcasting system. Online streaming services operated by TELUS and other traditional Canadian services are not subject to this requirement.

The schedule for the remainder of the framework review contemplates a consultation and hearing on structural relationships (including in respect of online streaming) set to launch in the winter of 2024/2025. The CRTC also expects to launch consultations on the definition of Canadian content, and to examine support for news programming in the spring of 2025, while it intends to finalize the contributions that online streaming services and traditional broadcasters will have to make to support Canadian and Indigenous content by late 2025.

Review of the Copyright Act and consultations on copyright reform to address specific issues

The Copyright Act’s last statutorily mandated review was launched in 2017 and resulted in reports from the Standing Committee on Industry, Science and Technology and the Standing Committee on Canadian Heritage being presented to the House of Commons in the summer of 2019. The parliamentary review led to further government consultations launched in 2021 and 2023 to explore specific issues raised during the review, such as how to modernize the copyright framework for online intermediary liability, AI and IoT. The timeline for potential changes to the Copyright Act is uncertain, although the next statutorily mandated review was supposed to be launched in 2022. It is unclear whether and how this might impact the timeline for comprehensive copyright reform legislation or whether such a copyright reform legislation will have a material impact on us. In the meantime, the federal government has made smaller changes to the Copyright Act, such as the inclusion in the 2022 budget of proposed amendments to extend the term of copyright by 20 years, which was required to satisfy Canada’s obligations under the Canada-United States-Mexico Agreement.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Consultation on the government’s proposed approach to address harmful content online

On July 29, 2021, the government launched a consultation on its proposed approach to address harmful content online. The government’s proposals largely target social media and content platforms, but a few proposals would also have impacted ISPs. Accordingly, we participated in this consultation and filed joint comments with other ISPs on September 25, 2021. Among other things, the joint comments advocated that the legal framework for addressing harmful online content should not create undue obligations or liability for telecommunications carriers, and that requirements to block access to content online or to provide subscriber information should continue to require judicial orders. In March 2022, the government established an expert advisory group on online safety, with a mandate to provide the Minister of Canadian Heritage with advice on how to design the legislative and regulatory framework to address harmful content online and how to best incorporate the feedback received during the national consultation held from July to September 2021. Following the publication of the group’s report, the government conducted further consultations with stakeholder groups regarding the advice it received from the expert advisory group. On February 26, 2024, the government introduced a bill in Parliament, which, if passed, will create a new Online Harms Act, and amend the Criminal Code, the Human Rights Act and existing child pornography reporting legislation. Among other things, the legislation would require large social media providers to integrate safer design features and remove offending content, and would establish a new regulator to administer the legislation and an ombudsperson to address public concerns. The legislation would not hold ISPs liable for merely providing the service used to access the content in question. Until the bill is passed in its final form, it is too early to assess its impact upon us.

10.	Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2023 annual MD&A and have not materially changed since December 31, 2023. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

11.	Definitions and reconciliations

11.1 Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS Digital reporting. These differences largely arise from TELUS Digital adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity (income) losses related to real estate joint ventures, long-term debt prepayment premium, unrealized changes in virtual power purchase agreements forward element, and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted Net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Reconciliation of adjusted Net income

	Three-month periods ended September 30		Nine-month periods ended September 30
($ millions)	2024	2023	2024	2023
Net income attributable to Common Shares	280	136	635	553
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	79	297	409	553
Tax effect of restructuring and other costs	(22)	(71)	(98)	(129)
Real estate rationalization-related restructuring impairments	3	13	102	65
Tax effect of real estate rationalization-related restructuring impairments	(1)	(3)	(27)	(17)
Income tax-related adjustments	(20)	(23)	(22)	(35)
Other equity income related to real estate joint ventures	—	—	—	(1)
Unrealized changes in virtual power purchase agreements forward element	125	33	228	59
Tax effect of unrealized changes in virtual power purchase agreements forward element	(31)	(9)	(58)	(16)
Adjusted Net income	413	373	1,169	1,032

Reconciliation of adjusted basic EPS

	Three-month periods ended September 30		Nine-month periods ended September 30
($)	2024	2023	2024	2023
Basic EPS	0.19	0.09	0.43	0.38
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.05	0.20	0.27	0.38
Tax effect of restructuring and other costs, per share	(0.01)	(0.05)	(0.06)	(0.09)
Real estate rationalization-related restructuring impairments, per share	—	—	0.07	0.04
Tax effect of real estate rationalization-related restructuring impairments, per share	—	—	(0.02)	(0.01)
Income tax-related adjustments, per share	(0.01)	(0.01)	(0.01)	(0.02)
Unrealized changes in virtual power purchase agreements forward element, per share	0.08	0.03	0.15	0.04
Tax effect of unrealized changes in virtual power purchase agreements forward element, per share	(0.02)	(0.01)	(0.04)	(0.01)
Adjusted basic EPS	0.28	0.25	0.79	0.71

Available liquidity: This is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. Available liquidity is calculated as the sum of Cash and temporary investments, net, amounts available from the revolving credit facility and amounts available under our trade receivables and unbilled customer finance receivables securitization program measured at the end of the period. We believe this to be a useful measure because it allows us to monitor compliance with our financial objectives. It should not be considered as an alternative to Cash and temporary investments, net in measuring TELUS’ performance.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Available liquidity reconciliation

As at September 30 ($ millions)	2024	2023
Cash and temporary investments, net	814	1,204
Net amounts available from the TELUS Corporation revolving credit facility	1,687	1,333
Amounts available under trade receivables and unbilled customer finance receivables securitization program	679	—
Amounts available under previous securitization program	—	500
Available liquidity	3,180	3,037

Capital expenditure intensity: This measure is calculated as capital expenditures excluding real estate development divided by Operating revenues and other income. It provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Calculation of Capital expenditure intensity

	TTech		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 ($ millions, except ratio)	2024	2023	2024	2023	2024	2023	2024	2023
Numerator – Capital expenditures excluding real estate development	622	712	30	35	(12)	—	640	747
Denominator – Operating revenues and other income	4,424	4,306	897	889	(222)	(187)	5,099	5,008
Capital expenditure intensity (%)	14	17	3	4	n/m	n/m	13	15

Calculation of Capital expenditure intensity

	TTech		TELUS Digital		Eliminations		Total
Nine-month periods ended September 30 ($ millions, except ratio)	2024	2023	2024	2023	2024	2023	2024	2023
Numerator – Capital expenditures excluding real estate development	1,955	2,161	96	89	(32)	—	2,019	2,250
Denominator – Operating revenues and other income	12,906	12,745	2,757	2,713	(658)	(540)	15,005	14,918
Capital expenditure intensity (%)	15	17	3	3	n/m	n/m	13	15

TELUS Corporation Common Share (Common Share) dividend payout ratio: This is a historical measure calculated as the sum of the most recent four quarterly dividends declared, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual TELUS Corporation Common Share dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

Calculation of ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures

Determined using most comparable IFRS-IASB measures

For the 12-month periods ended September 30 ($ millions, except ratio)	2024	2023
Numerator – Sum of the last four quarterly dividends declared	2,259	2,063
Cash provided by operating activities	5,084	4,311
Less:
Capital expenditures	(2,617)	(2,949)
Denominator – Cash provided by operating activities less capital expenditures	2,467	1,362
Ratio (%)	92	151

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Calculation of Common Share dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

For the 12-month periods ended September 30 ($ millions, except ratio)	2024	2023
Sum of the last four quarterly dividends declared	2,259	2,063
Sum of the amounts of the last four quarterly dividends declared reinvested in Common Shares	(697)	(748)
Numerator – Sum of the last four quarterly dividends declared, net of dividend reinvestment plan effects	1,562	1,315
Denominator – Free cash flow	2,025	1,492
Ratio (%)	77	88

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

For the 12-month periods ended September 30 ($ millions, except ratio)	2024	2023
Net income attributable to Common Shares	923	801
Income taxes (attributable to Common Shares)	236	235
Borrowing costs (attributable to Common Shares)[1]	1,289	1,125
Numerator	2,448	2,161
Denominator – Borrowing costs	1,289	1,125
Ratio (times)	1.9	1.9

1	Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBIT (earnings before interest and income taxes) is calculated for our reportable segments because we believe it is a meaningful indicator of our operating performance, as it represents our earnings from operations before costs of capital structure and income taxes.

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 ($ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Net income							257	137
Financing costs							479	352
Income taxes							52	28
EBIT	800	454	—	63	(12)	—	788	517
Depreciation	551	563	46	48	—	—	597	611
Amortization of intangible assets	308	329	63	60	—	—	371	389
EBITDA	1,659	1,346	109	171	(12)	—	1,756	1,517
Add restructuring and other costs included in EBITDA	64	287	22	16	—	—	86	303
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	1,723	1,633	131	187	(12)	—	1,842	1,820

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Digital		Eliminations		Total
Nine-month periods ended September 30 ($ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Net income							618	557
Financing costs							1,255	995
Income taxes							172	146
EBIT	1,932	1,550	147	148	(34)	—	2,045	1,698
Depreciation	1,754	1,713	141	136	—	—	1,895	1,849
Amortization of intangible assets	946	993	184	186	—	—	1,130	1,179
EBITDA	4,632	4,256	472	470	(34)	—	5,070	4,726
Add restructuring and other costs included in EBITDA	381	522	44	55	—	—	425	577
EBITDA – excluding restructuring and other costs	5,013	4,778	516	525	(34)	—	5,495	5,303
Other equity income related to real estate joint ventures	—	(1)	—	—	—	—	—	(1)
Adjusted EBITDA	5,013	4,777	516	525	(34)	—	5,495	5,302

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a performance measure that may be more comparable to other issuers.

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 ($ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted EBITDA	1,723	1,633	131	187	(12)	—	1,842	1,820
Capital expenditures	(650)	(734)	(30)	(35)	12	—	(668)	(769)
Adjusted EBITDA less capital expenditures	1,073	899	101	152	—	—	1,174	1,051

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Digital		Eliminations		Total
Nine-month periods ended September 30 ($ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted EBITDA	5,013	4,777	516	525	(34)	—	5,495	5,302
Capital expenditures	(2,020)	(2,200)	(96)	(89)	32	—	(2,084)	(2,289)
Adjusted EBITDA less capital expenditures	2,993	2,577	420	436	(2)	—	3,411	3,013

We calculate EBITDA margin and Adjusted EBITDA margin to evaluate the performance of our operating segments and we believe these measures are also used by investors as indicators of a company’s operating performance. We calculate EBITDA margin as EBITDA divided by Operating revenues and other income. Adjusted EBITDA margin is a non-GAAP ratio that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by adjusted Operating revenues and other income.

Calculation of EBITDA margin

	TTech		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 ($ millions, except margin)	2024	2023	2024	2023	2024	2023	2024	2023
Numerator – EBITDA	1,659	1,346	109	171	(12)	—	1,756	1,517
Denominator – Operating revenues and other income	4,424	4,306	897	889	(222)	(187)	5,099	5,008
EBITDA margin (%)	37.5	31.3	12.1	19.2	n/m	n/m	34.4	30.3

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Calculation of EBITDA margin

	TTech		TELUS Digital		Eliminations		Total
Nine-month periods ended September 30 ($ millions, except margin)	2024	2023	2024	2023	2024	2023	2024	2023
Numerator – EBITDA	4,632	4,256	472	470	(34)	—	5,070	4,726
Denominator – Operating revenues and other income	12,906	12,745	2,757	2,713	(658)	(540)	15,005	14,918
EBITDA margin (%)	35.9	33.4	17.1	17.3	n/m	n/m	33.8	31.7

Calculation of Adjusted EBITDA margin

	TTech		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 ($ millions, except margin)	2024	2023	2024	2023	2024	2023	2024	2023
Numerator – Adjusted EBITDA	1,723	1,633	131	187	(12)	—	1,842	1,820
Adjusted Operating revenues and other income:
Denominator – Operating revenues and other income	4,424	4,306	897	889	(222)	(187)	5,099	5,008
Adjusted EBITDA margin (%)	39.0	37.9	14.5	21.0	n/m	n/m	36.1	36.3

Calculation of Adjusted EBITDA margin

	TTech		TELUS Digital		Eliminations		Total
Nine-month periods ended September 30 ($ millions, except margin)	2024	2023	2024	2023	2024	2023	2024	2023
Numerator – Adjusted EBITDA	5,013	4,777	516	525	(34)	—	5,495	5,302
Adjusted Operating revenues and other income:
Operating revenues and other income	12,906	12,745	2,757	2,713	(658)	(540)	15,005	14,918
Other equity income related to real estate joint ventures	—	(1)	—	—	—	—	—	(1)
Denominator – Adjusted Operating revenues and other income	12,906	12,744	2,757	2,713	(658)	(540)	15,005	14,917
Adjusted EBITDA margin (%)	38.9	37.5	18.7	19.3	n/m	n/m	36.6	35.5

EBITDA – excluding restructuring and other costs interest coverage: This measure is defined as EBITDA – excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. It is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of EBITDA – excluding restructuring and other costs interest coverage

For the 12-month periods ended September 30 ($ millions, except ratio)	2024	2023
Numerator – EBITDA – excluding restructuring and other costs	7,340	6,995
Denominator – Net interest cost	1,370	1,218
Ratio (times)	5.4	5.7

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Free cash flow calculation

	Three-month periods ended September 30		Nine-month periods ended September 30
($ millions)	2024	2023	2024	2023
EBITDA	1,756	1,517	5,070	4,726
Restructuring and other costs, net of disbursements	21	90	5	190
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment mobile device financing	(22)	(17)	29	32
Effects of lease principal (IFRS 16 impact)	(171)	(135)	(503)	(394)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	44	27	110	100
Net employee defined benefit plans expense	16	15	50	46
Employer contributions to employee defined benefit plans	(2)	(7)	(16)	(23)
Loss from equity accounted investments and other	3	—	13	—
Interest paid	(362)	(307)	(1,011)	(888)
Interest received	9	4	30	11
Capital expenditures[1]	(668)	(769)	(2,084)	(2,289)
Free cash flow before income taxes	624	418	1,693	1,511
Income taxes paid, net of refunds	(63)	(63)	(258)	(342)
Free cash flow	561	355	1,435	1,169

1	Refer to Note 31 of the interim consolidated financial statements for further information.

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Three-month periods ended September 30		Nine-month periods ended September 30
($ millions)	2024	2023	2024	2023
Free cash flow	561	355	1,435	1,169
Add (deduct):
Capital expenditures[1]	668	769	2,084	2,289
Effect of lease principal	171	135	503	394
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in Net income neither providing nor using cash	32	48	(252)	(667)
Cash provided by operating activities	1,432	1,307	3,770	3,185

1	Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA – excluding restructuring and other costs ratio.

Net debt to EBITDA – excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

TELUS Corporation – Management’s discussion and analysis – 2024 Q3

Calculation of Net debt to EBITDA – excluding restructuring and other costs

For the 12-month periods ended September 30 ($ millions, except ratio)	2024	2023
Numerator – Net debt	28,109	26,719
Denominator – EBITDA – excluding restructuring and other costs	7,340	6,995
Ratio (times)	3.83	3.82

Net interest cost: This measure is the denominator in the calculation of EBITDA – excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest, unrealized changes in virtual power purchase agreements forward element, and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost.

Calculation of Net interest cost

For the 12-month periods ended September 30 ($ millions)	2024	2023
Financing costs	1,533	1,317
Add (deduct):
Employee defined benefit plans net interest	(9)	(7)
Interest on long-term debt, excluding lease liabilities – capitalized	15	5
Unrealized changes in virtual power purchase agreements forward element	(169)	(97)
Net interest cost	1,370	1,218

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a mobile and fixed telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo® or Public Mobile® brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Connected device subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is supported by TELUS and is intended for limited or no cellular voice capability.

Mobile phone subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) where TELUS provides voice, text and/or data connectivity.

Internet subscriber means a subscriber on an active TELUS internet plan with a recurring revenue-generating unit where TELUS provides internet connectivity.

Residential voice subscriber means a subscriber on an active TELUS phone plan with a recurring revenue-generating unit where TELUS provides voice service.

Security subscriber means a subscriber on an active TELUS security plan with a recurring revenue-generating unit that is connected to the TELUS security and automation platform.

TV subscriber means a subscriber on an active TELUS TV plan with a recurring revenue-generating subscription for video services from a TELUS TV platform.

Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care, personal health security, and employee and family assistance programs). It is probable that some members and their dependents will be a user of multiple TELUS Health services.

Virtual care member means primary enrolment to receive services on an active TELUS Health virtual care plan.

Digital health transactions mean the total number of health claims, dental claims, consultations or other transactions facilitated by TELUS Health products and services.

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